UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2011
Commission file number: 0-13273

F & M BANK CORP.

(Exact name of registrant as specified in its charter)

Virginia	**54-1280811**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

P. O. Box 1111, Timberville, Virginia 22853
(Address of principal executive offices) (Zip Code)

(540) 896-8941
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock - $5 Par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Sarbanes Act. Yes [ ] No [x]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [Y] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting Company [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [x]

The registrant's Common Stock is traded Over-the-Counter under the symbol FMBM. The aggregate market value of the 2,225,428 shares of Common Stock of the registrant issued and outstanding held by non-affiliates on June 30, 2011 was approximately $28,374,207 based on the closing sales price of $12.75 per share on that date. For purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant.

As of the close of business on March 16, 2012, there were 2,494,598 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Proxy Statement for the Annual Meeting of Shareholders to be held on May 12, 2012 (the "Proxy Statement").

Table of Contents

Page

PART I

Item 1. Business

General

F & M Bank Corp. (the "Company" or "we"), incorporated in Virginia in 1983, is a one bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its affiliate, Farmers & Merchants Bank (Bank). TEB Life Insurance Company (TEB) and Farmers & Merchants Financial Services, Inc. (FMFS) are wholly owned subsidiaries of Farmers & Merchants Bank. Farmers & Merchants Bank also holds a majority ownership in VBS Mortgage LLC, (VBS).

Farmers & Merchants Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia. TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona. FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993. VBS (formerly Valley Broker Services, Inc.) was incorporated on May 11, 1999. The Bank purchased a majority interest in VBS on November 3, 2008.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, internet and mobile banking, drive-in banking services, ATMs at all branch locations and several off-site locations, as well as a courier service for its commercial banking customers. TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities. FMFS was organized to write title insurance but now provides brokerage services, commercial and personal lines of insurance to customers of Farmers & Merchants Bank. VBS originates conventional and government sponsored mortgages through their offices in Harrisonburg and Woodstock.

The Bank makes various types of commercial and consumer loans and has a heavy concentration of residential and agricultural real estate loans. The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

The Company's and the Bank's principal executive office is at 205 South Main Street, Timberville, VA 22853, and its phone number is (540) 896-8941.

Filings with the SEC

The Company files annual, quarterly and other reports under the Securities Exchange Act of 1934 with the Securities and Exchange Commission ("SEC"). These reports are posted and are available at no cost on the Company's website, *www.farmersandmerchants.biz*, as soon as reasonably practicable after the Company files such documents with the SEC. The Company's filings are also available through the SEC's website at *www.sec.gov*.

Employees

On December 31, 2011, the Bank had 144 full-time and part-time employees; including executive officers, loan and other banking officers, branch personnel, operations personnel and other support personnel. None of the Company's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company considers their employee relations to be excellent. No one employee devotes full-time services to F & M Bank Corp.

Competition

The Bank's offices face strong competition from numerous other financial institutions. These other institutions include large national and regional banks, other community banks, nationally chartered savings banks, credit unions, consumer finance companies, mortgage companies, loan production offices, mutual funds and life insurance companies. Competition for loans and deposits is affected by a variety of factors including interest rates, types of products offered, the number and location of branch offices, marketing strategies and the reputation of the Bank within the communities served.

Regulation and Supervision

General. The operations of F & M Bank Corp. and the Bank are subject to federal and state statutes, which apply to state member banks of the Federal Reserve System. The stock of F & M Bank Corp. is subject to the registration requirements of the Securities Act of 1934. F & M Bank Corp. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934. These include, but are not limited to, the filing of annual, quarterly and other current reports with the Securities and Exchange Commission. As an Exchange Act reporting company, the Corporation is directly affected by the Sarbanes-Oxley Act of 2002, which is aimed at improving corporate governance and reporting procedures. The Company is complying with SEC and other rules and regulations implemented pursuant to Sarbanes-Oxley and intends to comply with any applicable rules and regulations implemented in the future.

F & M Bank Corp., as a bank holding company, is subject to the provisions of the Bank Holding Company Act of 1956, as amended (the "Act"). It is registered as such and is supervised by the Federal Reserve Board. The Act requires F & M Bank Corp. to secure the prior approval of the Federal Reserve Board before F & M Bank Corp. acquires ownership or control of more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

As a bank holding company, F & M Bank Corp. is required to file with the Federal Reserve Board an annual report and such additional information as it may require pursuant to the Act. The Federal Reserve Board may also conduct examinations of F & M Bank Corp. and any or all of its subsidiaries. Under Section 106 of the 1970 Amendments to the Act and the regulations of the Federal Reserve Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with an extension of credit, provision of credit, sale or lease of property or furnishing of services.

Federal Reserve Board regulations permit bank holding companies to engage in non-banking activities closely related to banking or to managing or controlling banks. These activities include the making or servicing of loans, performing certain data processing services, and certain leasing and insurance agency activities. Since 1994, the Company has entered into agreements with the Virginia Community Development Corporation to purchase equity positions in several Low Income Housing Funds; these funds provide housing for low-income individuals throughout Virginia. Approval of the Federal Reserve Board is necessary to engage in any of the activities described above or to acquire interests engaging in these activities.

The Bank as a state member bank is supervised and regularly examined by the Virginia Bureau of Financial Institutions and the Federal Reserve Board. Such supervision and examination by the Virginia Bureau of Financial Institutions and the Federal Reserve Board is intended primarily for the protection of depositors and not the stockholders of F & M Bank Corp.

Payment of Dividends. The Company is a legal entity, separate and distinct from its subsidiaries. A significant portion of the revenues of the Company result from dividends paid to it by the Bank. There are various legal limitations applicable to the payment of dividends by the Bank to the Company. Under the current regulatory guidelines, prior approval from the Board of Governors of the Federal Reserve System is required if cash dividends declared in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by the Bank or the Company may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines.

Bank regulatory agencies have the authority to prohibit the Bank or the Company from engaging in an unsafe or unsound practice in conducting their businesses. The payment of dividends, depending on the financial condition of the Bank, or the Company, could be deemed to constitute such an unsafe or unsound practice. Based on the Bank's current financial condition, the Company does not expect that any of these laws will have any impact on its ability to obtain dividends from the Bank.

Capital Requirements. The Federal Reserve has issued risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements, the Company and Bank are required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred stockholders' equity (including Trust Preferred Securities), less certain intangibles and other adjustments. The remainder ("Tier 2 capital") consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of the Company as of December 31, 2011 were 10.52% and 14.09%, respectively, significantly above the minimum requirements.

In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average adjusted assets) ("Tier 1 leverage ratio"). These guidelines provide for a minimum Tier 1 leverage ratio of 4% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. The Tier 1 leverage ratio of the Company as of December 31, 2011, was 8.03%, which is significantly above the minimum requirements. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

The Gramm-Leach-Bliley Act. Effective on March 11, 2001, the Gramm-Leach-Bliley Act (the "GLB Act") allows a bank holding company or other company to certify status as a financial holding company, which will allow such company to engage in activities that are financial in nature, that are incidental to such activities, or are complementary to such activities. The GLB Act enumerates certain activities that are deemed financial in nature, such as underwriting insurance or acting as an insurance principal, agent or broker; dealing in or making markets in securities; and engaging in merchant banking under certain restrictions. It also authorizes the Federal Reserve to determine by regulation what other activities are financial in nature, or incidental or complementary thereto.

USA Patriot Act of 2001. In October, 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Northern Virginia which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcements' and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The continuing and potential impact of the Patriot Act and related regulations and policies on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Community Reinvestment Act. The requirements of the Community Reinvestment Act are also applicable to the Bank. The act imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. A financial institution's efforts in meeting community needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors are also considered in evaluating mergers, acquisitions and applications to open a branch or facility.

Dodd-Frank Wall Street Reform and Consumer Protection Act. The Dodd-Frank Act was signed into law on July 21, 2010. Its wide ranging provisions affect all federal financial regulatory agencies and nearly every aspect of the American financial services industry. Among the provisions of the Dodd-Frank Act that directly impact the Company is the creation of an independent Consumer Financial Protection Bureau (CFPB), which has the ability to write rules for consumer protections governing all financial institutions. All consumer protection responsibility formerly handled by other banking regulators is consolidated in the CFPB. It will also oversee the enforcement of all federal laws intended to ensure fair access to credit. For smaller financial institutions such as the Company and the Bank, the CFPB will coordinate its examination activities through their primary regulators.

The Dodd-Frank Act contains provisions designed to reform mortgage lending, which includes the requirement of additional disclosures for consumer mortgages. In addition, the Federal Reserve has issued new rules that have the effect of limiting the fees charged to merchants for debit card transactions. The result of these rules will be to limit the amount of interchange fee income available explicitly to larger banks and indirectly to us. The Dodd-Frank Act also contains provisions that affect corporate governance and executive compensation.

Although the Dodd-Frank Act provisions themselves are extensive, the ultimate impact on the Company of this massive legislation is unknown. The Act provides that several federal agencies, including the Federal Reserve and the Securities and Exchange Commission, shall issue regulations implementing major portions of the legislation, and this process is ongoing.

Forward-Looking Statements

F & M Bank Corp. makes forward-looking statements in the Management's Discussion and Analysis of Financial Condition and Results of Operations and in other portions of this Annual Report on Form 10-K that are subject to risks and uncertainties. These forward-looking statements include: estimates of risks and of future costs and benefits; assessments of probable loan losses and statements of goals and expectations. These forward-looking statements are subject to significant uncertainties because they are based upon management's estimates and projections of future interest rates and other economic conditions; future laws and regulations; and a variety of other matters. As a result of these uncertainties, actual results may be materially different from the results indicated by these forward-looking statements. In addition, the Company's past results of operations do not necessarily indicate its future results.

Item 1A. Risk Factors

General economic conditions, either national or within the Company's local markets.

The Company is affected by general economic conditions in the United States and the local markets within which it operates. An economic downturn within the Company's markets, or the nation as a whole; a significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control could negatively impact the growth rate of loans and deposits, the quality of the loan portfolio, loan and deposit pricing and other key factors of the Company's business. Such negative developments could adversely impact the Company's financial condition and performance.

Changes in interest rates could affect the Company's income and cash flows.

The direction and speed of interest rate changes affects our net interest margin and net interest income. Typically, in a period of declining interest rates our net interest income is negatively affected in the short term as our interest earning assets (primarily loans and investment securities) reprice more quickly than our interest bearing liabilities (deposits and borrowings).

We attempt to mitigate this risk by maintaining a neutral position regarding the volume of assets and liabilities that mature or reprice during any period; however, interest rate fluctuations, loan prepayments, loan production and deposit flows constantly change and influence the ability to maintain a neutral position. Generally speaking, the Company's earnings will be more sensitive to fluctuations in interest rates the greater the variance in volume of assets and liabilities that mature and reprice in any period. Accordingly, the Company may not be successful in maintaining a neutral position and, as a result, the Company's net interest margin may be impacted.

The Company faces substantial competition that could adversely affect the Company's growth and/or operating results.

The Company operates in a competitive market for financial services and faces intense competition from other financial institutions both in making loans and in attracting deposits. Many of these financial institutions have been in business for many years, are significantly larger, have established customer bases, and have greater financial resources and lending limits.

There could be an adverse effect on the way in which we do business if we do not maintain our capital requirements and our status as a "well-capitalized" bank.

The Bank is subject to regulatory capital adequacy guidelines. If the Bank fails to meet the capital adequacy guidelines for a "well-capitalized" bank, it could increase the regulatory scrutiny for the Bank and the Company; increase our FDIC insurance premiums, and could lead to a decline in the confidence that our customers have in us and a reduction in the demand for our products and services.

The inability of the Company to successfully manage its growth or implement its growth strategy may adversely affect the result of operations and financial conditions.

The Company may not be able to successfully implement its growth strategy if unable to identify attractive markets, locations or opportunities to expand in the future. The ability to manage growth successfully also depends on whether the Company can maintain capital levels adequate to support its growth, maintain cost controls, asset quality and successfully integrate any businesses acquired into the organization.

As the Company continues to implement its growth strategy by opening new branches it expects to incur increased personnel, occupancy and other operating expenses. The Company must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, the Company's plans to branch could depress earnings in the short run, even if it efficiently executes a branching strategy leading to long-term financial benefits.

The Company's exposure to operational risk may adversely affect the Company.

Similar to other financial institutions, the Company is exposed to many types of operational risk, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or those resulting from faulty or disabled computer or telecommunications systems.

The Company's concentration in loans secured by real estate may adversely impact earnings due to changes in the real estate markets.

The Company offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of the Company's loans are secured by real estate (both residential and commercial) in the Company's market area. A major change in the real estate market, resulting in deterioration in the value of this collateral, or in the local or national economy, could adversely affect the customers' ability to pay these loans, which in turn could impact the Company. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and the Company tries to limit its exposure to this risk by monitoring extensions of credit carefully. The Company cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact the Company or the businesses in which the Company is engaged.

The Company is subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of its operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact the Company or its ability to increase the value of its business. Additionally, actions by regulatory agencies or significant litigation against the Company could cause it to devote significant time and resources to defending itself and may lead to penalties that materially affect the Company and its shareholders. Future changes in the laws or regulations or their interpretations or enforcement could be materially adverse to the Company and its shareholders.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the FASB, SEC and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of the Company's consolidated financial statements. These changes can be hard to predict and can materially impact how it records and reports its financial condition and results of operations. In some cases, the Company could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Item 1B. Unresolved Staff Comments

The Company does not have any unresolved staff comments to report for the year ended December 31, 2011.

Item 2. Description of Properties

The locations of F & M Bank Corp., Inc. and its subsidiaries are shown below.

Timberville Main Office
205 South Main Street
Timberville, VA 22853

Broadway Branch
126 Timberway
Broadway, VA 22815

Bridgewater Branch
100 Plaza Drive
Bridgewater, VA 22812

Woodstock Branch
161 South Main Street
Woodstock, VA 22664

Luray Branch
700 East Main Street
Luray, VA 22835

Elkton Branch
127 West Rockingham Street
Elkton, VA 22827

Port Road Branch
1085 Port Republic Road
Harrisonburg, VA 22801

Edinburg Branch
120 South Main Street
Edinburg, VA 22824

Crossroads Branch
80 Cross Keys Road
Harrisonburg, VA 22801

With the exception of the Edinburg Branch, Port Road Branch and the Luray Branch, all facilities are owned by Farmers & Merchants Bank. ATMs are available at all locations.

Through an agreement with Nationwide Money ATM Services, the Bank also operates cash only ATMs at five Food Lion grocery stores, one in Mt. Jackson, VA and four in Harrisonburg, VA.

VBS' offices are located at:

Harrisonburg Office
2040 Deyerle Avenue
Suite 107
Harrisonburg, VA 22801

Woodstock Office
161 South Main Street
Woodstock, VA 22664

Item 3. Legal Proceedings

In the normal course of business, the Company may become involved in litigation arising from banking, financial, or other activities of the Company. Management after consultation with legal counsel, does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the Company's financial condition, operating results or liquidity.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Stock Listing

The Company's Common Stock trades under the symbol "FMBM" on the OTC Bulletin Board. The bid and asked price of the Company's stock is not published in any newspaper. Although several firms in both Harrisonburg and Richmond, Virginia occasionally take positions in the Company stock, they typically only match buyers and sellers.

Transfer Agent and Registrar

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stock Performance

The following graph compares the cumulative total return to the shareholders of the Company for the last five fiscal years with the total return of the Russell 2000 Index and the SNL Bank Index, as reported by SNL Financial, LC, assuming an investment of $100 in the Company's common stock on December 31, 2006, and the reinvestment of dividends.



Total Return Performance
125
100
75
50
25
Index Value
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
F & M Bank Corp.
Russell 2000
SNL Bank

Index	2006	2007	2008	2009	2010	2011
F & M Corp	100.00	113.32	113.58	89.17	58.43	57.30
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
SNL Bank Index	100.00	77.71	44.34	43.88	49.17	38.08

Recent Stock Prices and Dividends

Dividends to shareholders totaled $1,466,000 and $1,034,000 in 2011 and 2010, respectively. Regular quarterly dividends have been declared for sixty consecutive quarters. The payment of dividends depends on the earnings of the Company and its subsidiaries, the financial condition of the Company and other factors including capital adequacy, regulatory requirements, general economic conditions and shareholder returns. The ratio of dividends per share to net income per share was 31.41% in 2011, compared to 36.81% in 2010.

Stock Repurchases

As previously reported, on September 18, 2008, the Company's Board of Directors approved an increase in the number of shares of common stock that the Company can repurchase under the share repurchase program from 150,000 to 200,000 shares. Shares repurchased through the end of 2011 totaled 164,132 shares; of this amount, none were repurchased in 2011.

The number of common shareholders of record was approximately 1,774 as of March 16, 2012. This amount includes all shareholders, whether titled individually or held by a brokerage firm or custodian in street name.

Quarterly Stock Information

These quotes include the terms of trades transacted through a broker. The terms of exchanges occurring between individual parties may not be known to the Company.

	2011			2010		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividends Declared(1)	Low	High	Dividends Declared
1st	13.00	15.50	$ .15	20.75	26.00	$ .15
2nd	12.20	13.99	.15	18.05	22.00	.15
3rd	11.75	15.00	.15	15.15	20.00	.15
4th	12.40	14.00	.15	13.25	16.24	.15
Total			$ .60			$ .60

(1) Beginning in the third quarter 2010, the dividend is now declared at the board meeting following quarter end. This is a result of a change in practice by our board of directors to declare dividends for a particular quarter following the completion of the quarter instead of prior to quarter end. The timing of actual dividend payments to shareholders remains unchanged.

Item 6. Selected Financial Data

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2011	2010	2009	2008	2007
Income Statement Data:					
Interest and Dividend Income	$ 27,680	$ 27,870	$ 27,516	$ 25,544	$ 24,635
Interest Expense	7,719	9,005	10,182	10,498	11,043
Net Interest Income	19,961	18,865	17,334	15,046	13,592
Provision for Loan Losses	4,000	4,300	4,210	815	270
Net Interest Income after Provision for Loan Losses	15,961	14,565	13,124	14,231	13,322
Noninterest Income	3,118	3,249	3,111	3,169	3,215
Securities Gains (Losses)	1,024	349	(1,754)	(1,680)	101
Noninterest Expenses	12,892	12,741	12,188	11,097	10,532
Income before Income Taxes	7,211	5,422	2,293	4,623	6,106
Income Tax Expense	2,523	1,681	339	1,419	1,653
Net Income	$ 4,688	$ 3,741	$ 1,954	$ 3,204	$ 4,453
Per Share Data:					
Net Income	$ 1.91	$ 1.63	$ .85	$ 1.38	$ 1.89
Dividends Declared	.60	.60	.76	.90	.86
Book Value	18.53	18.31	16.99	15.64	16.71
Balance Sheet Data:					
Assets	$ 566,734	$ 538,855	$ 539,223	$ 472,058	$ 386,727
Loans Held for Investment	451,570	445,147	434,403	399,233	317,180
Loans Held for Sale	60,543	23,764	31,168	3,780	-
Securities	22,108	24,144	26,220	30,785	36,614
Deposits	435,947	425,051	420,643	342,225	298,560
Short-Term Debt	18,539	5,355	9,085	20,510	12,743
Long-Term Debt	57,298	58,979	63,096	65,331	29,714
Stockholders' Equity	46,180	42,229	39,002	36,305	39,165
Average Shares Outstanding	2,450	2,299	2,292	2,319	2,360
Financial Ratios:					
Return on Average Assets[1]	.84%	.69%	.38%	.75%	1.17%
Return on Average Equity[1]	10.41%	9.22%	5.10%	8.50%	11.53%
Net Interest Margin	3.87%	3.77%	3.70%	3.89%	3.94%
Efficiency Ratio [2]	55.57%	57.23%	57.74%	58.60%	60.31%
Dividend Payout Ratio	31.41%	36.81%	89.18%	65.01%	45.60%
Capital and Credit Quality Ratios:					
Average Equity to Average Assets[1]	8.14%	7.46%	7.37%	8.85%	10.05%
Allowance for Loan Losses to Loans[3]	1.54%	1.30%	.88%	.55%	.54%
Nonperforming Loans to Total Assets[4]	2.61%	2.94%	1.42%	1.01%	1.11%
Nonperforming Assets to Total Assets[5]	3.15%	3.22%	1.52%	1.01%	1.11%
Net Charge-offs to Total Loans[3]	.63%	.53%	.59%	.08%	.11%

1 Ratios are primarily based on daily average balances.

2 The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

3 Calculated based on Loans Held for Investment, excludes Loans Held for Sale.

4 Calculated based on 90 day past due and non-accrual to Total Assets.

5 Calculated based on 90 day past due, non-accrual and OREO to Total Assets

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of F & M Bank Corp. and its subsidiaries. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Information, of this Form 10-K.

Lending Activities

Credit Policies
The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. In an effort to manage the risk, our loan policy gives loan amount approval limits to individual loan officers based on their position and level of experience and to our loan committees based on the size of the lending relationship. The risk associated with real estate and construction loans, commercial loans and consumer loans varies, based on market employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

We have written policies and procedures to help manage credit risk. We have a loan review policy that includes regular portfolio reviews to establish loss exposure and to ascertain compliance with our loan policy.

We use a management loan committee and a directors' loan committee to approve loans. The management loan committee is comprised of members of senior management, and the directors' loan committee is composed of any four directors, of which at least three are independent directors. Both committees approve new, renewed and or modified loans that exceed officer loan authorities. The directors' loan committee also reviews any changes to our lending policies, which are then approved by our board of directors.

Construction and Development Lending

We make construction loans, primarily residential, and land acquisition and development loans. The construction loans are secured by residential houses under construction and the underlying land for which the loan was obtained. The average life of a construction loan is approximately 12 months, and it is typically re-priced as the prime rate of interest changes. The majority of the interest rates charged on these loans floats with the market. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Another risk involved in construction lending is attributable to the fact that loan funds are advanced upon the security of the land or home under construction, which value is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 75% to 90% of appraised value, in addition to analyzing the creditworthiness of our borrowers. We also obtain a first lien on the property as security for our construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area, including multi-family residential buildings, commercial buildings and offices, shopping centers and churches. Commercial real estate lending entails significant additional risks, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy in general. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios and the borrower's creditworthiness, prior credit history and reputation. We also evaluate the location of the security property and typically require personal guarantees or endorsements of the borrower's principal owners.

Business Lending

Business loans generally have a higher degree of risk than residential mortgage loans but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of our business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from his employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

Consumer Lending

We offer various consumer loans, including personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, and home equity lines of credit and loans. Such loans are generally made to clients with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our geographic market area.

The underwriting standards employed by us for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount. For home equity lines of credit and loans, our primary consumer loan category, we require title insurance, hazard insurance and, if required, flood insurance.

Portfolio Mortgage Lending

The Bank makes residential mortgage loans for the purchase or refinance of existing loans with loan to value limits ranging between 80 and 90% depending on the age of the property, borrower's income and credit worthiness. Loans that are retained in our portfolio generally carry adjustable rates that can change every three to five years, based on amortization periods of twenty to thirty years. All fixed rate loans for longer terms, typically fifteen or thirty years, are originated by VBS Mortgage and are sold to investors in the secondary market.

Critical Accounting Policies

General

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. The Company's financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses and related disclosures. Different assumptions in the application of these policies could result in material changes in the Company's consolidated financial position and/or results of operations.

In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of these transactions would be the same, the timing of events that would impact these transactions could change. Following is a summary of the Company's significant accounting policies that are highly dependent on estimates, assumptions and judgments.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 (formerly SFAS No. 5) "Contingencies", which requires that losses be accrued when they are probable of occurring and estimable and (ii) ASC 310 (formerly SFAS No. 114), "Receivables", which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.
The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to either ASC 450 or ASC 310. Management's estimate of each ASC 450 component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Allowances for loans are determined by applying estimated loss factors to the portfolio based on management's evaluation and "risk grading" of the loan portfolio. Specific allowances are typically provided on all impaired loans in excess of a defined loan size threshold that are classified in the Substandard or Doubtful risk grades. The specific reserves are determined on a loan-by-loan basis based on management's evaluation of the Company's exposure for each credit, given the current payment status of the loan and the value of any underlying collateral.

While management uses the best information available to establish the allowance for loan and lease losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Goodwill and Intangibles

In June 2001, the Financial Accounting Standards Board issued ASC 805 (formerly SFAS No. 141), *Business Combinations* and ASC 350 (formerly SFAS No. 142), *Intangibles*. ASC 805 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. ASC 350 was effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of ASC 350 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an annual impairment review and more frequently if certain impairment indicators are in evidence. ASC 350 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

The Company adopted ASC 350 on January 1, 2002. Goodwill totaled $2,639,000 at January 1, 2002. As of December 31, 2008, the Company recognized $30,000 in additional goodwill related to the purchase of 70% ownership in VBS Mortgage. The goodwill is not amortized but is tested for impairment at least annually. Based on this testing, there were no impairment charges for 2011 or 2010. Application of the non-amortization provisions of the Statement resulted in additional net income of $120,000 for each of the years ended December 31, 2011, 2010 and 2009.

Core deposit intangibles are amortized on a straight-line basis over a ten year life. Core deposit intangible, net of amortization, amounted to $46,000 and $276,000 at December 31, 2011 and 2010, respectively. The Company adopted ASC 350 on January 1, 2002 and determined that the core deposit intangible will continue to be amortized over its estimated useful life. The core deposit intangible was fully amortized during 2011.

Securities Impairment

The Company follows the guidance in ASC 320-10 and SAB Topic 5M, *Other Than Temporary Impairment* in evaluating if security impairments are temporary or other than temporary in nature. This determination is made on an investment by investment basis and includes all available evidence at the time of the determination including the following:

- The length of time of impairment;
- The extent of the impairment relative to the cost of the investment;
- Recent volatility in the market value of the investment;
- The financial condition and near-term prospects of the issuer, including any specific events which may impair the earnings potential of the issuer; or
- The intent and ability of the Company to hold its investment for a period of time sufficient to allow for any anticipated recovery in market value.

The following description provides our revised policies/procedures for the evaluation for Other Than Temporary Impairment (OTTI) beginning with the quarter ended September 30, 2009 and for subsequent periods:

- We begin our evaluation using a default position that OTTI has occurred and then use all available evidence to determine whether prospects for the individual security are sufficient to support temporary impairment at the date of the SEC filing. This evaluation is conducted at each filing date.
- For purposes of determining OTTI, the security value recovery period is projected for a maximum of a two year holding period. This is the maximum; a shorter period may be used when there are particular conditions related to the individual security which make recovery unlikely.
- The primary focus in determining whether a security is OTTI, and projecting potential recovery, is the prospects for the individual security, rather than broad market indices. All available evidentiary material is considered, including the Company's public filings with the SEC, press releases, analyst reports, etc.
- Secondary consideration is given to historic returns, but only to the extent that this evidence is instructive in determining whether the individual security has shown a history of outperforming (or underperforming) the market (or industry) in prior economic cycles. This factor is only considered when the declines in value were not limited to the individual security, but was prevalent over the broader market. This measure is considered to aid in determining whether OTTI should be recognized earlier, rather than later (ie. a security which underperforms relative to the industry or market will result in early recognition of OTTI). In no event will OTTI recognition be delayed beyond the two year projection period.
- OTTI may be recognized as early as quarter 1, regardless of holding period projections, when there are specific factors relative to the security which make recovery unlikely. These factors could include evidence contained in the aforementioned SEC filings, press releases, analyst reports, but may also be based on the severity of the impairment.
- Situations where a security has declined in value more rapidly than the industry (or market), absent strong evidence supporting prospects for recover, will result in OTTI being recognized in quarter 1 or quarter 2 rather than continuing to evaluate the security over several quarters, based on holding period projections.

Declines determined to be other than temporary are charged to operations and included in the other than temporary impairment losses. There were no such charges for 2011; however there were $65,000 for 2010 and $1,751,000 for 2009.

Overview

The Company's net income for 2011 totaled $4,688,000 or $1.91 per share, an increase of 25% over $3,741,000 or $1.63 a share in 2010. Return on average equity increased in 2011 to 10.41% versus 9.22% in 2010, while the return on average assets increased from .69% to .84%. The Company's operating earnings, which are net earnings excluding gains (losses) on the sale of investments, non-recurring tax entries and other non-recurring income was $4,373,000 in 2011 versus $3,539,000 in 2010, an increase of 23.6%. Core profitability increased due to the growth in the net interest margin which was driven by reduced interest expense.

See page 10 for a five-year summary of selected financial data.

Changes in Net Income per Common Share

	2011 to 2010	2010 to 2009
Prior Year Net Income Per Share	$ 1.63	$ .85
Change from differences in:		
Net interest income	.45	.67
Provision for credit losses	.12	(.04)
Noninterest income, excluding securities gains	(.05)	.06
Securities gains	.28	.91
Noninterest expenses	(.06)	(.24)
Income taxes	(.34)	(.58)
Effect of rights offering	(.12)	-
Total Change	.28	.78
Net Income Per Share	$ 1.91	$ 1.63

Net Interest Income

The largest source of operating revenue for the Company is net interest income, which is calculated as the difference between the interest earned on earning assets and the interest expense paid on interest bearing liabilities. The net interest margin is the net interest income expressed as a percentage of interest earning assets. Changes in the volume and mix of interest earning assets and interest bearing liabilities, along with their yields and rates, have a significant impact on the level of net interest income. Net interest income for 2011 was $19,921,000 representing an increase of $1,096,000 or 5.81% over the prior year. An 8.83% increase in 2010 versus 2009 resulted in total net interest income of $18,865,000. In this discussion and in the tabular analysis of net interest income performance, entitled "Consolidated Average Balances, Yields and Rates," (found on page 16), the interest earned on tax exempt loans and investment securities has been adjusted to reflect the amount that would have been earned had these investments been subject to normal income taxation. This is referred to as tax equivalent net interest income.

Tax equivalent income on earning assets decreased $219,000. Loans held for investment, expressed as a percentage of total earning assets, decreased slightly in 2011 to 87.35% as compared to 87.92% in 2010. During 2011, yields on earning assets decreased 20 basis points (BP), primarily due to a 13BP decrease in the yield on loans held for investment. This decrease is consistent with declining market rates resulting from Federal Reserve interest rate cuts and a slowing economy. The average cost of interest bearing liabilities decreased 29BP in 2011, following a decrease of 42BP in 2010. The decrease in average cost resulted from maturing liabilities repricing at lower rates following action by the Federal Reserve's Federal Open Market Committee (FOMC), which cut the Federal Funds rate on seven occasions in 2008. These rate cuts were in response to the aforementioned slowing in the national economy following the subprime mortgage crisis and resulting capital markets crisis. To date the economy has continued to struggle and the FOMC has conducted monetary policy designed to keep short-term rates at historically low levels. Recently the FOMC announced its intention to keep short term interest rates at these historically low levels until 2014.

The analysis on the next page reveals an increase in net interest margin to 3.87% in 2011 primarily due to changes in balance sheet leverage as the decline in yields on earning assets (20BP) is less than the decline in the cost of funds on interest bearing liabilities (29BP).

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Consolidated Average Balances, Yields and Rates[1]

	2011			2010			2009		
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS									
Loans[2]									
Commercial	$ 174,748	$ 8,992	5.15%	$ 180,292	$ 9,474	5.25%	$ 172,883	$ 9,382	5.43%
Real estate	254,641	15,198	5.97%	236,318	14,502	6.14%	217,677	13,473	6.19%
Installment	24,022	1,872	7.79%	26,831	2,086	7.77%	28,945	2,663	9.20%
Loans held for investment[4]	453,411	26,062	5.75%	443,441	26,062	5.88%	419,505	25,518	6.08%
Loans held for sale	36,277	1,331	3.67%	32,503	1,300	4.00%	29,619	1,169	3.95%
Investment securities[3]									
Fully taxable	12,246	259	2.11%	12,298	420	3.42%	15,602	720	4.61%
Partially taxable	1,321	89	6.74%	3,722	189	5.08%	3,542	267	7.54%
Tax exempt	-	-	-	-	-	-	38	3	7.89%
Total investment securities	13,567	348	2.57%	16,020	609	3.80%	19,182	990	5.16%
Interest bearing deposits in banks	2,773	29	1.05%	2,997	26	.87%	924	16	1.73%
Federal funds sold	13,050	29	.22%	9,390	21	.22%	3,964	7	.18%
Total Earning Assets	519,078	27,799	5.36%	504,351	28,018	5.56%	473,194	27,700	5.85%
Allowance for loan losses	(6,558)			(4,990)			(3,132)		
Nonearning assets	40,929			44,700			37,962		
Total Assets	$ 553,449			$ 544,061			$ 508,024		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Deposits									
Demand –interest bearing	$ 119,453	$ 1,599	1.34%	$ 110,814	$ 1,939	1.75%	$ 78,556	$ 1,306	1.66%
Savings	38,248	191	.50%	35,666	191	.54%	32,650	202	.62%
Time deposits	215,164	3,606	1.68%	222,919	4,426	1.99%	218,396	6,294	2.88%
Total interest bearing deposits	372,865	5,396	1.45%	369,399	6,556	1.77%	329,602	7,802	2.37%
Short-term debt	8,845	40	.45%	6,035	29	.48%	14,700	78	.53%
Long-term debt	56,258	2,282	4.06%	63,565	2,421	3.81%	67,320	2,302	3.42%
Total interest bearing liabilities	437,968	7,718	1.76%	438,999	9,006	2.05%	411,622	10,182	2.47%
Noninterest bearing deposits	68,141			56,328			51,124		
Other liabilities	2,272			8,166			6,929		
Total liabilities	508,381			503,493			469,675		
Stockholders' equity	45,068			40,568			38,349		
Total liabilities and stockholders' equity	$ 553,449			$ 544,061			$ 508,024		
Net interest earnings		$ 20,081			$ 19,012			$ 17,518	
Net yield on interest earning assets (NIM)			3.87%			3.77%			3.70%

1 Income and yields are presented on a tax-equivalent basis using the applicable federal income tax rate.
2 Interest income on loans includes loan fees.
3 Average balance information is reflective of historical cost and has not been adjusted for changes in market value.
4 Includes nonaccrual loans.

The following table illustrates the effect of changes in volumes and rates.

	2011 Compared to 2010 Increase (Decrease)			2010 Compared to 2009 Increase (Decrease)		
	Due to Change in Average: Volume	Rate	Increase or (Decrease)	Due to Change in Average: Volume	Rate	Increase or (Decrease)
Interest income						
Loans held for investment	$ 586	$ (586)	$ -	$ 1,455	$ (911)	$ 544
Loans held for sale	151	(120)	31	114	17	131
Investment securities						
Taxable	(2)	(159)	(161)	(152)	(148)	(300)
Partially taxable	(122)	22	(100)	14	(92)	(78)
Tax exempt	-	-	-	(3)	-	(3)
Interest bearing deposits in banks	(2)	5	3	36	(26)	10
Federal funds sold	8	-	8	10	4	14
Total Interest Income	619	(838)	(219)	1,474	(1,156)	318
Interest expense						
Deposits						
Demand	151	(491)	(340)	535	98	633
Savings	14	(14)	-	19	(30)	(11)
Time deposits	(154)	(666)	(820)	(3,348)	1,480	(1,868)
Short-term debt	13	(2)	11	(46)	(3)	(49)
Long-term debt	(278)	139	(139)	(128)	247	119
Total Interest Expense	(254)	(1,034)	(1,288)	(2,968)	1,792	(1,176)
Net Interest Income	$ 873	$ 196	$ 1,069	$ 4,442	$ (2,948)	$ 1,494

Note: Volume changes have been determined by multiplying the prior years' average rate by the change in average balances outstanding. The rate change is the difference between the total change and the volume change.

Interest Income

Tax equivalent interest income decreased $219,000 or .78% in 2011, after increasing 1.15% or $318,000 in 2010. Overall, the yield on earning assets decreased .20%, from 5.56% to 5.36%. Average loans outstanding grew during 2011, with average loans outstanding increasing $9,970,000 to $453,411,000. Real estate loans increased 7.75%, commercial loans decreased 3.08%. Lending conditions within the market were sluggish for the year as a result of the slow economy; virtually all of the growth in the loan portfolio came from repurchasing loans that had previously been sold to other financial institutions. The remainder of the increase is attributed to the fact that many banks within the market appear to have pulled back on lending due to rising loan losses, exposure to subprime lending, or reduced capital positions.

Average total securities, yielding 2.57%, decreased $2,453,000 during 2011. Proceeds from the sale and maturity of investment securities were used to fund (in part) the growth in the loan portfolio. Income on loans held for sale totaled $1,331,000, as compared to the $1,300,000 during 2010. This category is made up of loans originated by VBS Mortgage and loans that are purchased from a bank that has a large secondary market lending presence (Gateway Bank, California). The Gateway arrangement has been used for several years as a higher yielding alternative to federal funds sold. As market rates began to fall in the early part of 2009 the volume of mortgage loan refinancing increased for both VBS Mortgage and Gateway. This trend continued throughout 2010 and 2011.These loans are short-term, residential real estate loans that have an average life in our portfolio of approximately two weeks. The Bank holds these loans during the period of time between loan closing and when the loan is paid off by the ultimate secondary market purchaser.

GAAP Financial Measurements: (Dollars in thousands).	2011	2010	2009
Interest Income – Loans	$27,295	$27,256	$26,563
Interest Income - Securities and Other Interest-Earnings Assets	384	615	976
Interest Expense – Deposits	5,396	6,556	7,802
Interest Expense - Other Borrowings	2,322	2,450	2,380
Total Net Interest Income	19,961	18,865	17,357
Non-GAAP Financial Measurements:			
Add: Tax Benefit on Tax-Exempt Interest Income – Loans	98	106	125
Add: Tax Benefit on Tax-Exempt Interest Income - Securities and Other Interest-Earnings Assets	22	41	36
Total Tax Benefit on Tax-Exempt Interest Income	120	147	161
Tax-Equivalent Net Interest Income	$ 20,081	$ 19,012	$ 17,518

Interest Expense

Interest expense decreased $1,287,000 or 14.29% during 2011, which followed an 11.55% decrease or $1,176,000 in 2010. The average cost of funds of 1.76% decreased .29% compared to 2010. Average interest bearing liabilities decreased $1,031,000 in 2011 following an increase of $27,377,000 in 2010. The decrease in interest bearing liabilities was primarily the result of a decrease in time deposits and long term debt. Time deposits decreased primarily due to a decrease in CDARS, Certificate of Deposit Account Registry Service (CDARS), which through reciprocal agreements among banks allows customers to gain access to significantly higher levels of FDIC deposit insurance coverage. Long term debt decreased through normal debt repayment and decreased reliance on debt to fund loan originations due to increasing core deposits. Due to declining rates, both locally and nationally, the expense associated with time deposits decreased $820,000 (18.5%) in 2011. Changes in the cost of funds attributable to rate and volume variances can be found in the table at the top of page 17.

Noninterest Income

Noninterest income continues to be an increasingly important factor in maintaining and growing profitability. Management is conscious of the need to constantly review fee income and develop additional sources of complementary revenue.

Exclusive of securities transactions, non-interest income decreased 4.03% (161,000) in 2011 following an increase of 4.44% in 2010. Service charges on deposit accounts decreased $90,000, primarily due to a decrease in overdraft charges. All of the decrease occurred following the implementation of Reg. E which required customers to Opt-In to allowing debit card transactions to create account overdrafts. Other operating income decreased $88,000. This category includes a number of revenue items; however the largest category is debit card revenue. In 2011 debit card revenue totaled $667,000 versus $618,000 in 2010 an increase of $49,000 which was offset by a $149,000 decrease related to Low Income Housing project.

Securities transactions in 2011 resulted in net gains of $1,025,000, which was primarily a result of the sale of the equities portfolio. This followed a gain of $349,000 in 2010, including $65,000 in write downs due to Other Than Temporary Impairment (OTTI) losses. Typically securities are considered impaired when their value has been significantly below cost for over a year.

Noninterest Expense

Noninterest expenses increased from $12,741,000 in 2010 to $12,892,000 in 2011, a 1.19% increase. Salary and benefits increased 8.70% to $7,328,000 in 2011, following a .21% increase in 2010. The FDIC insurance assessment decreased $436,000 in 2011 to $772,000. This decrease was a result of the change in the assessment calculation. Other operating expenses increased $235,000 in 2011, following a $281,000 increase in 2010. Noninterest expenses continue to be substantially lower than peer group averages. Total noninterest expense as a percentage of average assets totaled 2.33%, 2.36%, and 2.41%, in 2011, 2010 and 2009, respectively. Peer group averages have ranged between 3.09% and 3.17% over the same time period.

Provision for Loan Losses

Management evaluates the loan portfolio in light of national and local economic trends, changes in the nature and volume of the portfolio and industry standards. Specific factors considered by management in determining the adequacy of the level of the allowance for loan losses include internally generated loan review reports, past due reports and historical loan loss experience. This review also considers concentrations of loans in terms of geography, business type and level of risk. Management evaluates nonperforming loans relative to their collateral value and makes the appropriate adjustments to the allowance for loan losses when needed. Based on the factors outlined above, the current year provision for loan losses decreased from $4,300,000 in 2010 to $4,000,000 in 2011. The increase in the provision for loan losses and the current levels of the allowance for loan losses reflect specific reserves related to nonperforming loans, changes in risk rating on loans, net charge-off activity, loan growth, delinquency trends and other credit risk factors that the Company considers in assessing the adequacy of the allowance for loan losses.

Actual net loan charge-offs were $2,849,000 in 2011 and $2,350,000 in 2010. Loan losses as a percentage of average loans held for investment totaled .63% and .53% in 2011 and 2010, respectively. As stated in the most recently available Bank Holding Company Performance Report (BHCPR), this loss rate is significantly better than peer group averages which were .79% in 2011 and 1.01% in 2010.

Balance Sheet

Total assets increased 5.17% during the year to $566,734,000, an increase of $27,879,000 from $538,855,000 in 2010. Earning assets increased 2.92% or $14,727,000 to $519,078,000 at December 31, 2011. Virtually all of the increase in average earning assets resulted from growth in the loan portfolio, average loans held for investment increased $9,970,000 and average loans held for sale increased $3,774,000. Average deposits grew $15,279,000 for 2011 or 3.59%, much of the growth resulted from the growth in noninterest bearing demand deposits. The Company continues to utilize its assets well with 93.79% of average assets consisting of earning assets.

Investment Securities

Average balances in investment securities decreased 15.31% in 2011 to $13,567,000. Proceeds from the sale or maturity of investments were used in part to support loan growth and for debt repayment. At year end, 2.61% of average earning assets of the Company were held as investment securities to provide security for public deposits and to secure repurchase agreements. Management strives to match the types and maturities of securities owned to balance projected liquidity needs, interest rate sensitivity and to maximize earnings through a portfolio bearing low credit risk. Portfolio yields averaged 2.57% for 2011, down from 3.80% in 2010. The decline can be attributed to maturing securities being reinvested at lower rates, due to market conditions.

The Company recognized gains totaling $813,000 on its equities portfolio which was liquidated in 2011. Gains on sales from the subsidiary Bank's bond portfolio totaled $211,000 in 2011. There were no Other Than Temporary Impairment (OTTI) write-downs in 2011. Additional information on the securities impairment write-downs can be found on page 14 under the caption "Securities Impairment" and page 19 under the caption "Noninterest Income".

Investment Securities, continued

The composition of securities at December 31 was:

(Dollars in thousands)	2011	2010	2009
Available for Sale[1]			
U.S. Treasury, Agency and Government Sponsored Enterprises (GSE)	$ 11,064	$ 8,001	$ 6,012
Municipal			
Mortgage-backed[2]	2,063	3,931	6,170
Corporate bonds	-	-	505
Marketable equity securities	-	3,315	3,742
Total	13,127	15,247	16,429
Held to Maturity			
U.S. Treasury and Agency	108	109	110
Total	108	109	110
Other Equity Investments	8,872	8,789	9,681
Total Securities	$ 22,107	$ 24,145	$ 26,220

1 At estimated fair value. See Note 4 to the Consolidated Financial Statements for amortized cost.

2 Issued by a U.S. Government Agency or secured by U.S. Government Agency collateral.

Maturities and weighted average yields of debt securities at December 31, 2011 are presented in the table below. Amounts are shown by contractual maturity; expected maturities will differ as issuers may have the right to call or prepay obligations. Maturities of Other Investments are not readily determinable due to the nature of the investment, see Note 4 to the Consolidated Financial Statements for a description of these investments.

	Less Than one Year		One to Five Years		Over Five Years			
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
Debt Securities Available for Sale								
U.S. Treasury, Agency & GSE	$ -		$ 11,064	.81%	$ -		$ 11,064	.81%
Municipal								
Mortgage-backed					2,063	1.99%	2,063	1.99%
Corporate bonds								
Total	$ -		$ 11,064	.81%	$ 2,063	1.99%	$ 13,127	1.00%
Debt Securities Held to Maturity								
U.S. Treasury & Agency	$ 108	1.37%					$ 108	1.37%
Total	$ 108	1.37%					$ 108	1.37%

Analysis of Loan Portfolio

The Company's portfolio of loans held for investment totaled $451,570,000 at December 31, 2011 compared with $445,147,000 at the beginning of the year. The Company's policy has been to make conservative loans that are held for future interest income. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Commercial loans, including agricultural and multifamily loans, increased 10.84% during 2011 to $170,156,000. Real estate mortgages increased $3,118,000 (1.64%). Growth has included a variety of loan and collateral types including residential real estate and real estate development.

Construction loans decreased $7,113,000 or 8.97%. The decline in construction loans resulted from the slower economy which reduced construction within the Bank's primary market area and efforts by management to reduce its concentration levels in construction lending. The Bank also has loan participation arrangements with several other banks within the region to aid in diversification of the loan portfolio geographically, by collateral type and by borrower.

Consumer installment loans decreased $6,028,000. This category includes personal loans, auto loans and other loans to individuals. This category continues to suffer from strong competition by other providers of automobile financing. Credit card balances increased $41,000 to $2,812,000 but are a minor component of the loan portfolio. The following table presents the changes in the loan portfolio over the previous five years.

	December 31				
(Dollars in thousands)	2011	2010	2009	2008	2007
Real estate – mortgage	$193,280	$190,162	$ 180,990	$ 161,224	$ 141,836
Real estate – construction	72,224	79,337	86,320	71,259	51,301
Consumer installment	13,015	19,043	19,247	22,792	18,772
Commercial	141,014	121,490	115,638	115,297	86,048
Agricultural	15,985	19,761	19,355	18,711	15,701
Multi-family residential	13,157	12,259	10,391	7,898	1,412
Credit cards	2,812	2,771	2,356	1,940	1,800
Other	83	324	106	112	310
Total Loans	$ 451,570	$ 445,147	$ 434,403	$ 399,233	$ 317,180

The following table shows the Company's loan maturity and interest rate sensitivity as of December 31, 2011:

(Dollars in thousands)	Less Than 1 Year	1-5 Years	Over 5 Years	Total
Commercial and agricultural loans	$ 51,731	$ 100,472	$ 4 796	$ 156,999
Multi-family residential	6,234	6,923	-	13,157
Real Estate – mortgage	68,510	108,520	16,250	193,280
Real Estate – construction	66,561	5,599	64	72,224
Consumer – installment/other	9,049	6,803	58	15,910
Total	$ 202,085	$ 228,317	$ 21,168	$ 451,570
Loans with predetermined rates	19,737	26,800	20,494	67,031
Loans with variable or adjustable rates	182,348	201,517	674	384,539
Total	$ 202,085	$ 228,317	$ 21,168	$ 451,570

Analysis of Loan Portfolio, continued

Residential real estate loans are generally made for a period not to exceed 25 years and are secured by a first deed of trust which normally does not exceed 90% of the appraised value. If the loan to value ratio exceeds 90%, the Company requires additional collateral, guarantees or mortgage insurance. On approximately 89% of the real estate loans, interest is adjustable after each one, three or five year period. Fixed rate loans are generally made for a fifteen-year or a twenty-year period with an interest rate adjustment after ten years.

Since 1992, fixed rate real estate loans have been funded with fixed rate borrowings from the Federal Home Loan Bank, which allows the Company to control its interest rate risk. In addition, the Company makes home equity loans secured by second deeds of trust with total indebtedness not to exceed 90% of the appraised value. Home equity loans are made for three, five or ten year periods at a fixed rate or as a revolving line of credit.

Construction loans may be made to individuals, who have arranged with a contractor for the construction of a residence, or to contractors that are involved in building pre-sold, spec-homes or subdivisions. The majority of commercial loans are made to small retail, manufacturing and service businesses. Consumer loans are made for a variety of reasons; however, approximately 22% of the loans are secured by automobiles and trucks.

The Company's market area has a stable economy which tends to be less cyclical than the national economy. Major industries in the market area include agricultural production and processing, higher education, retail sales, services and light manufacturing. The agricultural production and processing industry is a major contributor to the local economy and its performance and growth tend to be cyclical in nature, however, this cyclical nature is offset by other stable industries in the trade area. In addition to direct agricultural loans, a large percentage of residential real estate loans and consumer installment loans are made to borrowers whose income is derived from the agricultural sector of the economy. A large percentage of the agricultural loans are made to poultry growers.

Prior to the recent recession, real estate values in the Company's market area for commercial, agricultural and residential property increased, on the average, between 5% and 8% annually depending on the location and type of property, however due to the slowing economy and declining real estate sales it is estimated that values have been declining since 2008. Depending on a number of factors, including property type, location and price point, the decline in value ranges from relatively modest, perhaps 10%, to more severe, up to 30%. Approximately 89% of the Company's loans are secured by real estate; however, policies relating to appraisals and loan to value ratios are adequate to control the related risk. Unemployment rates in the Company's market area continue to be below both the national and state averages.

The Bank has identified loan concentrations of greater than 25% of capital in the real estate development category. While the Bank has not developed a formal policy limiting the concentration level to any particular loan type or industry segment, it has established target limits on both a nominal and percentage of capital basis. Concentrations are monitored and reported to the board of directors quarterly. Concentration levels have been used by management to determine how aggressively they may price or pursue new loan requests. At December 31, 2011, there are no industry categories of loans that exceed 10% of total loans.

Nonaccrual and Past Due Loans

Nonperforming loans include nonaccrual loans and loans 90 days or more past due. Nonaccrual loans are loans on which interest accruals have been suspended or discontinued permanently. Nonperforming loans totaled $14,776,000 at December 31, 2011 compared to $15,834,000 at December 31, 2010. Approximately 90% of these past due loans are secured by real estate. Although management expects that there will be some loan losses, the bank is generally well secured and continues to actively work with its customers to effect payment. As of December 31, 2011, the Company holds $3,074,000 of real estate which was acquired through foreclosure, of which approximately $1 million is under contract for sale during the first quarter of 2012.

Problem loans have decreased approximately $1.05 million since December 31, 2010.

The following is a summary of information pertaining to risk elements and impaired loans:

(Dollars in thousands)	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Nonaccrual Loans:					
Real Estate	$ 7,671	$ 3,892	$ 2,896	$ 5,628	$ 5,189
Commercial	5,888	6,264	4,729	5,454	1,656
Home Equity	266	-	366	675	715
Other	39	24	1,769	1,107	30
Loans past due 90 days or more:					
Real Estate	646	1,715	1,781	1,466	3,021
Commercial	-	86	315	255	4,581
Home Equity	260	328	468	411	588
Other	6	21	76	21	54
Total Nonperforming loans	$ 14,776	$ 12,330	$ 12,400	$ 15,017	$ 15,834
Nonperforming loans as a percentage of loans held for investment	3.27%	2.73%	2.70%	3.32%	3.56%
Net Charge Offs to Total Loans Held for Investment	.63%	.45%	.32%	.17%	.53%
Allowance for loan and lease losses to nonperforming loans	46.95%	55.51%	52.48%	40.59%	36.54%

Potential Problem Loans

Loans classified for regulatory purposes as loss, doubtful, substandard, or special mention do not represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity or capital resources. Nor do they represent material credits about which management is aware of any information which causes it to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. As of December 31, 2011, management is not aware of any potential problem loans which are not already classified for regulatory purposes or on the watch list as part of the Bank's internal grading system.

Loan Losses and the Allowance for Loan Losses

In evaluating the portfolio, loans are segregated into loans with identified potential losses, and pools of loans by type (commercial, residential, consumer, credit cards). Loans with identified potential losses include examiner and bank classified loans. Classified relationships in excess of $200,000 are reviewed individually for impairment under ASC 310. A variety of factors are taken into account when reviewing these credits, including borrower cash flow, payment history, fair value of collateral, company management, industry and economic factors. Loan relationships that are determined to have no impairment are placed back into the appropriate loan pool and reviewed under ASC 450.

Loan pools are further segmented into watch list, past due over 90 days and all other. Watch list loans include loans that are 60 days past due and may include restructured loans, borrowers that are highly leveraged, loans that have been upgraded from classified or loans that contain policy exceptions (term, collateral coverage, etc.). Loss estimates on these loans reflect the increased risk associated with these assets due to any of the above factors. The past due pools contain loans that are currently 90 days or more past due. Loss rates assigned to these past due loans reflect the fact that these loans bear a significant risk of charge-off. Loss rates vary by loan type to reflect the likelihood that collateral values will offset a portion of the anticipated losses.

The remainder of the portfolio falls into pools by type of homogenous loans that do not exhibit any of the above described weaknesses. Loss rates are assigned based on historical rates over the prior two year period. All potential losses are evaluated within a range of low to high. An allowance for environmental factors (such as trends in past due/impaired loans, volume and terms of loans, changes in lending policies/procedures, experience of lending staff/management, local/national economic trends and credit concentrations) has been established to reflect other unidentified losses within the portfolio. The environment factor allowance mitigates the increased risk of loss associated with fluctuations in past due trends, changes in the local and national economies, and other unusual events. The Board approves the loan loss provision for each quarter based on this evaluation. An effort is made to keep the actual allowance at or above the midpoint of the range established by the evaluation process.

The allowance for loan losses of $6,937,000 at December 31, 2011 is equal to 1.54% of total loans held for investment. This compares to an allowance of $5,786,000 (1.30%) at December 31, 2010 and .88% at December 31, 2009. Management and the Board of Directors have made a concentrated effort at increasing the allowance during the recent recession to reflect the increased risks within the portfolio. While the overall level of the allowance remains below peer group averages, management feels the current reserve level is appropriate. Management has reached this conclusion based on historical losses, delinquency rates, collateral values of delinquent loans and a thorough review of the loan portfolio.

Loan losses, net of recoveries, totaled $2,849,000 in 2011 which is equivalent to .63% of total loans outstanding. Over the preceding three years, the Company has had an average loss rate of .56%, compared to a 1.06% loss rate for its peer group.

Loan Losses and the Allowance for Loan Losses, continued

A summary of the activity in the allowance for loan losses follows:

(Dollars in thousands)	2011	2010	2009	2008	2007
Balance at beginning of period	$ 5,786	$ 3,836	$ 2,189	$ 1,703	$ 1,791
Provision charged to expenses	4,000	4,300	4,210	815	270
Loan losses:					
Commercial	804	1,541	1,110	294	331
Installment	196	211	193	106	119
Real estate	2,043	731	1,336	-	-
Total loan losses	3,043	2,483	2,639	400	450
Recoveries:					
Commercial	88	54	10	7	9
Installment	68	77	63	63	83
Real estate	38	2	3	1	-
Total recoveries	194	133	76	71	92
Net loan losses	(2,849)	(2,350)	(2,563)	(329)	(358)
Balance at end of period	$ 6,937	$ 5,786	$ 3,836	$ 2,189	$ 1,703
Allowance for loan losses as a percentage of loans	1.54%	1.30%	.88%	.55%	.54%
Net loan losses to loans outstanding	.63%	.53%	.59%	.08%	.11%

Refer to Note 6 to the Consolidated Financial Statements for the allocation of the allowance for loan losses.

Deposits and Borrowings

The Bank recognized an increase in year-end deposits in 2011 of 2.56%. The average deposit balances and average rates paid for 2011, 2010 and 2009 were as follows:

Average Deposits and Rates Paid
(Dollars in thousands)

	December 31,					
	2011		2010		2009	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing	$ 68,141		$ 56,328		$ 51,124	
Interest-bearing:						
Interest Checking	$ 119,453	1.34%	$ 110,814	1.75%	$ 78,556	1.66%
Savings Accounts	38,248	.50%	35,666	.54%	32,650	.62%
Time Deposits:						
CDARS	22,775	1.04%	37,102	1.08%	28,667	1.55%
$100,000 or more	73,299	1.59%	83,669	1.34%	92,414	1.99%
Less than $100,000	119,090	1.85%	102,147	2.84%	97,315	4.12%
Total Interest-bearing	372,865	1.45%	369,398	1.77%	329,602	2.37%
Total deposits	$ 441,006	1.22%	$ 425,726	1.54%	$ 380,726	2.05%

Deposits and Borrowings, continued

This Discussion relates to table of Average balances on the previous page. Noninterest-bearing demand deposits, which are comprised of checking accounts, increased $11,813,000 or 20.97% from $56,328,000 at December 31, 2010 to $68,141,000 at December 31, 2011. Interest-bearing deposits, which include interest checking accounts, money market accounts, regular savings accounts and time deposits, increased $3,467,000 or .94% from $369,398,000 at December 31, 2010 to $372,865,000 at December 31, 2011. Total interest checking (including money market) account balances increased $8,639,000 or 7.80% from $110,814,000 at December 31, 2010 to $119,453,000 at December 31, 2011. Total savings account balances increased $2,582,000 or 7.24% from $35,666,000 at December 31, 2010 to $38,248,000 at December 31, 2011.

Time deposits increased $6,573,000 or 3.54% from $185,816,000 at December 31, 2010 to $192,389,000 at December 31, 2011. This is comprised of a decrease in certificates of deposit of $100,000 and more of $10,370,000 or 12.39% from $83,669,000 at December 31, 2010 to $73,299,000 at December 31, 2011, an increase in certificates of deposit of less than $100,000 of $16,943,000 or 16.59% from $102,147,000 at December 31, 2010 to $119,090,000 at December 31, 2011 and a decrease in CDARs deposits of $14,327,000 or 38.62% from $37,102,000 at December 31, 2010 to $22,775,000 at December 31, 2011. The Bank joined the CDARS network in 2008, which allows it to offer over $50 million in FDIC insurance on a certificate of deposit.

The maturity distribution of certificates of deposit of $100,000 or more is as follows:

(Actual Dollars in thousands)	2011	2010
Less than 3 months	$ 9,643	$ 6,426
3 to 12 months	21,601	41,712
1 year to 5 years	35,294	31,922
Total	$ 66,538	$ 80,060

Non-deposit borrowings include repurchase agreements, federal funds purchased, Federal Home Loan Bank (FHLB) borrowings and the issue of Subordinated Debt. Repurchase agreements continue to be an important source of funding and provide commercial customers the opportunity to earn market rates of interest on funds that are secured by specific securities owned by the Bank. See Note 11 (Short Term Debt) to the Consolidated Financial Statements for short term borrowing disclosures.

Borrowings from the Federal Home Loan Bank are used to support the Bank's lending program and allow the Bank to mange interest rate risk by laddering maturities and matching funding terms to the terms of various loan types in the loan portfolio. The Bank borrowed $5,000,000 in 2011 and $11,250,000 in 2010 in long term loans. Repayment of amortizing and fixed maturity loans through FHLB totaled $2,928,000 for the year. These loans carry an average rate of 2.78% at December 31, 2011.

Contractual Obligations and Scheduled Payments (dollars in thousands)

	December 31, 2011				
	Less than One Year	One Year Through Three Years	Three Years Through Five Years	More than Five Years	Total
Securities sold under agreements to repurchase	3,539	-	-	-	3,539
Subordinated Debt	-	-	956	9,235	10,191
Total	$ 3,539	$ -	$ 956	$ 9,235	$ 13,730

The $62,107,000 in outstanding FHLB advances is comprised of twelve advances. Note 12 to the Consolidated Financial Statements discusses the rates, terms, and conversion features on these advances

Stockholder's Equity

Total stockholders' equity increased $3,950,000 or 9.35% in 2011. While net income totaled $4,688,191, noncontrolling interest net income totaled $61,525, sales of common stock totaled $2,478,000 (including $2,381,000 from a rights offering) and changes in other comprehensive income decreased $1,780,000, and capital was reduced by dividends ($1.466 million). As of December 31, 2011, book value per share was $18.53 compared to $18.31 as of December 31, 2010. Dividends are paid to stockholders on a quarterly basis in uniform amounts unless unexpected fluctuations in net income indicate a change to this policy is needed.

Banking regulators have established a uniform system to address the adequacy of capital for financial institutions. The rules require minimum capital levels based on risk-adjusted assets. Simply stated, the riskier an entity's investments, the more capital it is required to maintain. The Bank, as well as the Company, is required to maintain these minimum capital levels. The two types of capital guidelines are Tier I capital (referred to as core capital) and Tier II capital (referred to as supplementary capital). At December 31, 2011, the Company had Tier I capital of 10.52% of risk weighted assets and combined Tier I and II capital of 14.09% of risk weighted assets. Regulatory minimums at this date were 4% and 8%, respectively. The Bank has maintained capital levels far above the minimum requirements throughout the year. In the unlikely event that such capital levels are not met, regulatory agencies are empowered to require the Company to raise additional capital and/or reallocate present capital.

In addition, the regulatory agencies have issued guidelines requiring the maintenance of a capital leverage ratio. The leverage ratio is computed by dividing Tier I capital by average total assets. The regulators have established a minimum of 3% for this ratio, but can increase the minimum requirement based upon an institution's overall financial condition. At December 31, 2011, the Company reported a leverage ratio of 8.03%. The Bank's leverage ratio was also substantially above the minimum.

Market Risk Management

Most of the Company's net income is dependent on the Bank's net interest income. Rapid changes in short-term interest rates may lead to volatility in net interest income resulting in additional interest rate risk to the extent that imbalances exist between the maturities or repricing of interest bearing liabilities and interest earning assets. The net interest margin increased .10% in 2011 following an increase of .07% in 2010. Due to a slowing of the national economy and market turbulence related to the sub-prime mortgage lending crisis, the Federal Reserve began cutting short term interest rates in September 2007. The Federal Reserve has cut short term rates a total of 5.00% to a target of 0 to .25%.

Net interest income is also affected by changes in the mix of funding that supports earning assets. For example, higher levels of non-interest bearing demand deposits and leveraging earning assets by funding with stockholder's equity would result in greater levels of net interest income than if most of the earning assets were funded with higher cost interest-bearing liabilities, such as certificates of deposit.

Liquidity as of December 31, 2011 is acceptable; the Bank historically has had a stable core deposit base and, therefore, does not have to rely on volatile funding sources. Because of the stable core deposit base, changes in interest rates should not have a significant effect on liquidity. The Bank's membership in the Federal Home Loan Bank has historically provided liquidity as the Bank borrows money that is repaid over a five to ten year period and uses the money to make fixed rate loans. The matching of the long-term receivables and liabilities helps the Bank reduce its sensitivity to interest rate changes. The Company reviews its interest rate gap periodically and makes adjustments as needed. There are no off balance sheet items that will impair future liquidity.

Market Risk Management, continued

The following table depicts the Company's interest rate sensitivity, as measured by the repricing of its interest sensitive assets and liabilities as of December 31, 2011. As the notes to the table indicate, the data was based in part on assumptions as to when certain assets or liabilities would mature or reprice. The analysis indicates an asset sensitive one-year cumulative GAP position of 17.06% of total earning assets, compared to 17.87% in 2010. Approximately 50.28% of rate sensitive assets and 39.84% of rate sensitive liabilities are subject to repricing within one year. Short term assets (less than one year) increased $8,678,000 during the year, while total earning assets increased $25,186,000. Growth in the loan portfolio was concentrated in real estate secured loans, including both amortizing residential and commercial loans which typically have an initial rate adjustment period of three to five years and construction loans which typically have a term of one year and a rate that floats with the prime rate. Short term liabilities increased $23,649,000, while total interest bearing liabilities increased $8,509,000. The increase in short term liabilities is primarily due to increased FHLB Daily Rate Credit borrowing used to fund increases in Loans Held for Sale. Due to the relatively flat yield curve, management has aggressively cut deposit rates and has lengthened the term on some of its fixed rate borrowings with the FHLB. These actions and the increase in interest bearing deposits (which are allocated based on FDICIA 305) have resulted in the increase in the positive GAP position in the one year time period.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Market Risk Management, continued

The following GAP analysis shows the time frames as of December 31, 2011, in which the Company's assets and liabilities are subject to repricing:

(Dollars in thousands)	1-90 Days	91-365 Days	1-5 Years	Over 5 Years	Not Classified	Total
Rate Sensitive Assets:						
Loans held for investment	$ 143,077	$ 56,195	$ 228,317	$ 21,168	$ -	$ 448,757
Loans held for sale	60,543	-	-	-	-	60,543
Federal Funds Sold	2,181	-	-	-	-	2,181
Investments securities	-	108	11,064	2,063	-	13,235
Credit Cards	2,813	-	-	-	-	2,813
Interest bearing bank deposits	940	-	248	-	-	1,188
Total	209,554	56,303	239,629	23,231	-	528,717
Rate Sensitive Liabilities:						
Interest bearing demand deposits	-	31,924	70,599	19,337	-	121,860
Savings	-	7,988	23,964	7,988	-	39,940
Certificates of deposit $100,000 and over	9,643	21,601	35,294	-	-	66,538
Other certificates of deposit	24,353	43,241	69,226	-	-	136,820
Total Deposits	33,996	104,754	199,083	27,325	-	365,158
Short-term debt	18,539	-	-	-	-	18,539
Long-term debt	9,607	8,786	29,670	9,235	-	57,298
Total	62,142	113,540	228,753	36,560	-	440,995
Discrete Gap	147,412	(57,237)	10,876	(13,329)		87,722
Cumulative Gap	147,412	90,175	101,051	87,722		
As a % of Earning Assets	27.88%	17.06%	19.11%	16.59%		

- In preparing the above table, no assumptions are made with respect to loan prepayments or deposit run off. Loan principal payments are included in the earliest period in which the loan matures or can be repriced. Principal payments on installment loans scheduled prior to maturity are included in the period of maturity or repricing. Proceeds from the redemption of investments and deposits are included in the period of maturity. Estimated maturities on deposits which have no stated maturity dates were derived from guidance contained in FDICIA 305.

Recent Accounting Pronouncements

In July 2010, the Receivables topic of the Accounting Standards Codification ("ASC") was amended by Accounting Standards Update ("ASU") 2010-20 to require expanded disclosures related to a company's allowance for credit losses and the credit quality of its financing receivables. The amendments require the allowance disclosures to be provided on a disaggregated basis. The Company is required to include these disclosures in its interim and annual financial statements. See Note 6 to the Consolidated Financial Statements.

Disclosures about Troubled Debt Restructurings ("TDRs") required by ASU 2010-20 were deferred by the Financial Accounting Standards Board ("FASB") in ASU 2011-01 issued in January 2011. In April 2011 the FASB issued ASU 2011-02 to assist creditors with their determination of when a restructuring is a TDR. The determination is based on whether the restructuring constitutes a concession and whether the debtor is experiencing financial difficulties as both events must be present. Disclosures related to TDRs under ASU 2010-20 have been presented in Note 7 to the Consolidated Financial Statements.

In September 2011, the Intangibles topic was amended to permit an entity to consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. These amendments will be effective for the Company on January 1, 2012.

The Comprehensive Income topic of the ASC was amended in June 2011. The amendment eliminates the option to present other comprehensive income as a part of the statement of changes in stockholders' equity and requires consecutive presentation of the statement of net income and other comprehensive income. The amendments will be applicable to the Company on January 1, 2012 and will be applied retrospectively. In December 2011, the topic was further amended to defer the effective date of presenting reclassification adjustments from other comprehensive income to net income on the face of the financial statements. Companies should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect prior to the amendments while FASB redeliberates future requirements.

Other accounting standards that have been issued by the FASB or other standards-setting bodies are not expected to have a material effect on the Company's financial position, result of operations or cash flows.

Management's Discussion and Analysis of Financial Condition and Results of Operations, continued

Quarterly Results (unaudited)

The table below lists the Company's quarterly performance for the years ended December 31, 2011 and 2010:

	2011				
(Dollars in thousands)	**Fourth**	**Third**	**Second**	**First**	**Total**
Interest and Dividend Income	$ 7,067	$ 7,026	$ 6,994	$ 6,593	$ 27,680
Interest Expense	1,800	1,901	1,986	2,032	7,719
Net Interest Income	5,267	5,125	5,008	4,561	19,961
Provision for Loan Losses	900	900	1,100	1,100	4,000
Net Interest Income after Provision, For Loan Losses	4,367	4,225	3,908	3,461	15,961
Non-Interest Income	755	1,527	1,068	792	4,142
Non-Interest Expense	3,197	3,084	3,339	3,272	12,892
Income before taxes	1,925	2,668	1,637	981	7,211
Income Tax Expense	492	1,330	406	295	2,523
Net Income	$ 1,433	$ 1,338	$ 1,231	$ 686	$ 4,688
Net Income Per Share	$ .59	$ .54	$ .49	$ .29	$ 1.91

	2010				
(Dollars in thousands)	**Fourth**	**Third**	**Second**	**First**	**Total**
Interest and Dividend Income	$ 7,086	$ 7,075	$ 6,902	$ 6,807	$ 27,870
Interest Expense	2,136	2,213	2,252	2,404	9,005
Net Interest Income	4,950	4,862	4,650	4,403	18,865
Provision for Loan Losses	1,200	1,300	900	900	4,300
Net Interest Income after Provision, For Loan Losses	3,750	3,562	3,750	3,503	14,565
Non-Interest Income	853	1,094	895	756	3,598
Non-Interest Expense	3,095	3,257	3,243	3,146	12,741
Income before taxes	1,508	1,399	1,402	1,113	5,422
Income Tax Expense	394	508	422	357	1,681
Net Income	$ 1,114	$ 891	$ 980	$ 756	$ 3,741
Net Income Per Share	$ .48	$ .39	$ .43	$ .33	$ 1.63

Item 8. Financial Statements and Supplementary Information

F & M Bank Corp. and Subsidiaries
Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and due from banks (notes 3 and 15)	$ 6,813,243	$ 4,585,693
Federal funds sold	2,180,601	16,338,229
Cash and cash equivalents	8,993,844	20,923,922
Interest bearing deposits (note 15)	1,187,996	2,926,978
Securities:		
Held to maturity - fair value of $108,305 and $108,974 in 2011 and 2010, respectively (note 4)	108,305	108,974
Available for sale (note 4)	13,126,889	15,246,524
Other investments (note 4)	8,872,427	8,788,997
Loans held for sale	60,542,812	23,764,237
Loans held for investment (notes 5)	451,570,491	445,147,227
Less allowance for loan losses (note 6)	(6,936,904)	(5,785,633)
Net Loans Held for Investment	444,633,587	439,361,594
Other real estate owned (note 9)	3,074,199	1,513,199
Bank premises and equipment, net (note 8)	6,477,083	6,792,494
Interest receivable	1,815,861	2,001,226
Core deposit intangible (note 23)	-	45,771
Goodwill (note 23)	2,669,517	2,669,517
Bank owned life insurance (note 24)	7,179,147	6,883,248
Other assets	8,052,208	7,827,883
Total Assets	$ 566,733,875	$ 538,854,564
Liabilities		
Deposits: (note 10)		
Noninterest bearing	$ 70,789,406	$ 58,497,146
Interest bearing:		
Demand	96,682,549	94,090,825
Money market accounts	25,176,657	22,798,543
Savings	39,939,717	35,759,634
Time deposits over $100,000	66,538,191	80,060,033
All other time deposits	136,820,103	133,844,576
Total Deposits	435,946,623	425,050,757
Short-term debt (note 11)	18,538,963	5,354,992
Accrued liabilities	8,770,427	7,240,003
Subordinated debt	10,191,000	9,944,000
Long-term debt (note 12)	47,107,143	49,035,464
Total Liabilities	520,554,156	496,625,216
Commitments and Contingencies (note 16)		
Stockholders' Equity (Note 22)		
Common stock $5 par value, 6,000,000 shares authorized, 2,492,716 and 2,306,086 shares issued and outstanding for 2011 and 2010, respectively	12,463,580	11,530,430
Retained earnings (note 19)	35,552,092	30,837,090
Noncontrolling interest	216,165	186,133
Accumulated other comprehensive income (loss)	(2,052,118)	(324,305)
Total Stockholders' Equity	46,179,719	42,229,348
Total Liabilities and Stockholders' Equity	$ 566,733,875	$ 538,854,564

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Income

For the years ended 2011, 2010 and 2009

	2011	2010	2009
Interest and Dividend Income			
Interest and fees on loans held for investment	$ 25,964,303	$ 25,955,716	$ 25,393,347
Interest on loans held for sale	1,331,055	1,300,373	1,169,228
Interest on deposits and federal funds sold	58,385	46,715	23,533
Interest on debt securities	193,554	369,932	697,982
Dividends on equity securities	132,882	197,737	231,838
Total Interest and Dividend Income	27,680,179	27,870,473	27,515,928
Interest Expense			
Interest on demand deposits	1,598,793	1,939,352	1,306,439
Interest on savings deposits	191,428	190,838	202,027
Interest on time deposits over $100,000	1,163,079	1,120,415	1,551,360
Interest on all other time deposits	2,443,329	3,305,294	4,742,443
Total interest on deposits	5,396,629	6,555,899	7,802,269
Interest on short-term debt	40,288	28,485	77,818
Interest on long-term debt	2,281,734	2,421,159	2,302,246
Total Interest Expense	7,718,651	9,005,543	10,182,333
Net Interest Income	19,961,528	18,864,930	17,333,595
Provision for Loan losses (note 6)	4,000,000	4,300,000	4,210,000
Net Interest Income After Provision for Loan Losses	15,961,528	14,564,930	13,123,595
Noninterest Income			
Service charges on deposit accounts	1,102,909	1,193,081	1,292,965
Insurance and other commissions	548,548	548,828	476,734
Other operating income	1,173,371	1,260,900	1,086,890
Income on bank owned life insurance	353,367	336,727	330,756
Other than temporary impairment losses	-	(65,158)	(1,751,169)
Gain (loss) on the sale of securities (note 4)	1,024,539	413,970	(2,424)
Total Noninterest Income	4,202,734	3,688,348	1,433,752
Noninterest Expenses			
Salaries	5,537,557	5,126,414	5,037,699
Employee benefits (note 14)	1,790,665	1,615,222	1,690,834
Occupancy expense	543,220	551,334	563,923
Equipment expense	593,483	590,822	592,075
Amortization of intangibles (notes 2 and 23)	45,771	275,942	275,942
FDIC insurance assessment	771,696	1,207,333	934,864
Other real estate owned expenses	210,345		
Other operating expenses	3,399,081	3,374,177	3,092,799
Total Noninterest Expenses	12,891,818	12,741,244	12,188,136
Income before Income Taxes	7,272,444	5,512,034	2,369,211
Income Tax Expense (note 13)	2,522,728	1,681,392	339,309
Consolidated Net Income	4,749,716	3,830,642	2,029,902
Net Income - Noncontrolling interest	(61,525)	(89,982)	(75,880)
Net Income-F & M Bank Corp.	$ 4,688,191	$ 3,740,660	$ 1,954,022
Per Share Data			
Net Income	1.91	1.63	.85
Cash Dividends	.60	.60	.84
Average Common Shares Outstanding	2,449,864	2,299,294	2,291,845

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

For the years ended December 31, 2011, 2010 and 2009

	Common Stock	Retained Earnings	Noncontrolling Interest	Accumulated Other Comprehensive Income (Loss)	Total
Balance December 31, 2008	$ 11,447,485	$ 27,686,745	$ 46,829	$ (2,876,256)	$ 36,304,803
Comprehensive Income:					
Net income		1,954,022	75,880		2,029,902
Minority Interest Contributed Capital (Distributions)					
Net change in other comprehensive income (note 2)				2,291,620	2,291,620
Total Comprehensive Income					4,321,522
Dividends on common stock		(1,742,637)			(1,742,637)
Stock issued (8,478 shares)	38,390	134,680			173,070
Stock repurchased (2,122 shares)	(10,610)	(43,666)	-	-	(54,276)
Balance December 31, 2009	11,475,265	27,989,144	122,709	(584,636)	39,002,482
Comprehensive Income:					
Net income		3,740,660	89,982		3,830,642
Minority Interest Contributed Capital (Distributions)			(26,558)		(26,558)
Net change in other comprehensive income (note 2)				260,331	260,331
Total Comprehensive Income					4,064,415
Dividends on common stock		(1,033,632)			(1,033,632)
Stock issued (11,033 shares)	55,165	140,918	-	-	196,083
Balance December 31, 2010	11,530,430	30,837,090	186,133	(324,305)	42,229,348
Comprehensive Income:					
Net income		4,688,191	61,525		4,749,716
Minority Interest Contributed Capital (Distributions)			(31,493)		(31,493)
Prepaid pension adjustment		(52,093)			(52,093)
Net change in other comprehensive income (note 2)				(1,727,813)	(1,727,813)
Total Comprehensive Income					2,938,317
Dividends on common stock		(1,466,271)			(1,466,271)
Stock issued (186,630 shares)	933,150	1,545,175	-	-	2,478,325
Balance December 31, 2011	$ 12,463,580	$ 35,552,092	$ 216,165	$ (2,052,118)	$ 46,179,719

The accompanying notes are an integral part of this statement.

F & M Bank Corp. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows from Operating Activities			
Net income	$ 4,688,191	$ 3,740,660	$ 1,954,022
Adjustments to reconcile net income to net cash			
provided by (used in) operating activities:			
(Gain) loss on the sale of securities	(1,024,539)	(413,970)	2,424
Other than temporary impairment losses	-	65,158	1,751,169
Depreciation	607,140	635,706	654,401
Amortization (Accretion) of securities	71,855	50,031	27,383
Net decrease (increase) in loans held for sale	(36,778,575)	7,403,526	(27,387,476)
Provision for loan losses	4,000,000	4,300,000	4,210,000
Benefit for deferred taxes	(1,392,538)	(350,392)	(694,041)
(Increase) decrease in interest receivable	185,365	36,386	18,550
(Increase) decrease in other assets	(765,002)	710,961	(3,187,314)
Increase (decrease) in accrued expenses	2,523,711	271,196	836,943
Amortization of limited partnership investments	465,870	407,537	370,808
(Gain) loss on sale of other real estate owned	128,040	(49,828)	-
Amortization of intangibles	45,771	275,942	275,942
Gain on sale of property and equipment	(89,409)	-	-
Income from life insurance investment	(295,899)	(290,167)	(288,818)
Net Cash Provided by (Used in) Operating Activities	(27,630,019)	16,792,746	(21,456,007)
Cash Flows from Investing Activities			
(Increase) decrease in interest bearing bank deposits	1,738,982	(2,862,007)	1,097,294
Purchase of securities held to maturity	-	(110,000)	-
Proceeds from maturities of securities held to maturity	-	110,062	-
Proceeds from maturities of securities available for sale	19,875,231	1,859,712	17,618,208
Proceeds from sales of securities available for sale	4,191,425	23,630,342	32,228
Purchases of securities available for sale	(22,395,643)	(23,149,597)	(12,724,664)
Net increase in loans held for investment	(12,720,338)	(15,912,135)	(38,259,840)
Net purchase of property and equipment	(202,320)	(348,696)	(276,777)
Proceeds from sale of other real estate owned	1,802,034	1,880,285	-
Net Cash Used in Investing Activities	(7,710,629)	(14,902,034)	(32,513,551)
Cash Flows from Financing Activities			
Net change in demand and savings deposits	21,442,181	22,728,095	46,713,540
Net change in time deposits	(10,546,315)	(18,320,649)	31,704,568
Net change in short-term debt	13,183,971	(3,729,917)	(11,425,378)
Dividends paid in cash	(1,466,271)	(1,364,449)	(1,932,332)
Proceeds from long-term debt	5,999,000	11,250,000	27,400,000
Proceeds for issuance of subordinated debt	247,000	7,229,000	2,715,000
Payments to repurchase common stock	-	-	(54,276)
Proceeds from issuance of common stock	2,478,325	196,083	173,071
Repayments of long-term debt	(7,927,321)	(22,595,238)	(32,350,131)
Net Cash Provided by (Used in) Financing Activities	23,410,570	(4,607,075)	62,944,062
Net Increase (Decrease) in Cash and Cash Equivalents	(11,930,078)	(2,716,363)	8,974,504
Cash and Cash Equivalents, Beginning of Year	20,923,922	23,640,285	14,665,781
Cash and Cash Equivalents, End of Year	$ 8,993,844	$ 20,923,922	$ 23,640,285
Supplemental Disclosure:			
Cash paid for:			
Interest expense	$ 10,308,998	$ 10,394,986	$ 10,419,858
Income taxes	1,600,000	720,000	720,000
Transfers from loans to other real estate owned	2,963,814	2,944,033	525,897
Transfers from other real estate owned to fixed assets	-	126,294	-
Noncash exchange of other real estate owned	484,532	-	-

The accompanying notes are an integral part of this statement.

NOTE 1 NATURE OF OPERATIONS:

F & M Bank Corp. (the "Company"), through its subsidiary Farmers & Merchants Bank (the "Bank"), operates under a charter issued by the Commonwealth of Virginia and provides commercial banking services. As a state chartered bank, the Bank is subject to regulation by the Virginia Bureau of Financial Institutions and the Federal Reserve Bank. The Bank provides services to customers located mainly in Rockingham, Shenandoah and Page Counties in Virginia, and the adjacent counties of Augusta, Virginia and Hardy, West Virginia. Services are provided at nine branch offices. The Company offers insurance, mortgage lending and financial services through its subsidiaries, TEB Life Insurance, Inc. and Farmers & Merchants Financial Services, Inc, and VBS Mortgage, LLC.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of the Company and its subsidiaries conform to generally accepted accounting principles and to accepted practice within the banking industry.

The following is a summary of the more significant policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Farmers and Merchants Bank, TEB Life Insurance Company, Farmers & Merchants Financial Services, Inc. and VBS Mortgage, LLC, (net of minority interest). Significant inter-company accounts and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements

In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts in those statements; actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near term are the determination of the allowance for loan losses, which is sensitive to changes in local and national economic conditions, and the other than temporary impairment of investments in the investment portfolio.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits at other financial institutions whose initial maturity is ninety days or less and Federal funds sold.

Investment Securities

Management reviews the securities portfolio and classifies all securities as either held to maturity or available for sale at the date of acquisition. Securities that the Company has both the positive intent and ability to hold to maturity (at time of purchase) are classified as held to maturity securities. All other securities are classified as available for sale. Securities held to maturity are carried at historical cost and adjusted for amortization of premiums and accretion of discounts, using the effective interest method. Securities available for sale are carried at fair value with any valuation adjustments reported, net of deferred taxes, as a part of other accumulated comprehensive income.

Interest, amortization of premiums and accretion of discounts on securities are reported as interest income using the effective interest method. Gains (losses) realized on sales and calls of securities are determined on the specific identification method.

Accounting for Historic Rehabilitation and Low Income Housing Partnerships

The Company periodically invests in low income housing partnerships whose primary benefit is the distribution of federal income tax credits to partners. The Company recognizes these benefits and the cost of the investments over the life of the partnership (usually 15 years). In addition, state and federal historic rehabilitation credits are generated from some of the partnerships. Amortization of these investments is prorated based on the amount of benefits received in each year to the total estimated benefits over the life of the projects. All benefits have been shown as investment income since income tax benefits are the only anticipated benefits of ownership.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Loans

Loans are carried on the balance sheet net of any unearned interest and the allowance for loan losses. Interest income on loans is determined using the effective interest method on the daily amount of principal outstanding except where serious doubt exists as to collectability of the loan, in which case the accrual of income is discontinued.

Allowance for Loan Losses

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectability of the principal is unlikely. Recoveries of amounts previously charged-off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Other Real Estate Owned (OREO)

As of December 31, 2011, we had $3.07 million classified as OREO on the balance sheet, compared to $1.5 million as of December 31, 2010. The table in Note 9 reflects the OREO activity in 2011. The Company's policy is to carry OREO on its balance sheet at the lower of cost or market. Values are reviewed periodically and additional losses are recognized if warranted based on market conditions.

Nonaccrual Loans

Commercial loans are placed on nonaccrual status when they become ninety days or more past due, unless there is an expectation that the loan will either be brought current or paid in full in a reasonable period of time. Interest accruals are continued on past due, secured residential real estate loans and consumer purpose loans until the principal and accrued interest equal the value of the collateral and on unsecured loans until the financial condition of the borrower deteriorates to the point that any further accrued interest would be determined to be uncollectible.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to income over the estimated useful lives of the assets on a combination of the straight-line and accelerated methods. The ranges of the useful lives of the premises and equipment are as follows:

Buildings and Improvements	10 - 40 years
Furniture and Fixtures	5 - 20 years

Maintenance, repairs, and minor improvements are charged to operations as incurred. Gains and losses on dispositions are reflected in other income or expense.

Intangible Assets

Core deposit intangibles were amortized on a straight-line basis over ten years which ended in 2011. Core deposit intangibles, net of amortization totaled $0 and $45,771 at December 31, 2011 and 2010, respectively. The Company adopted ASC 350 on January 1, 2002 and determined that the core deposit intangible would continue to be amortized over the estimated useful life.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ASC 805, Business Combinations and ASC 350, Intangibles. ASC 805 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Additionally, it further clarifies the criteria for the initial recognition and measurement of intangible assets separate from goodwill. ASC 350 became effective for fiscal years beginning after December 15, 2001 and prescribes the accounting for goodwill and intangible assets subsequent to initial recognition. The provisions of ASC 350 discontinue the amortization of goodwill and intangible assets with indefinite lives. Instead, these assets are subject to an impairment review on an annual basis and more frequently if certain impairment indicators are in evidence. ASC 350 also requires that reporting units be identified for the purpose of assessing potential future impairments of goodwill.

Goodwill totaled $2,669,517 at December 31, 2011 and 2010. The goodwill is no longer amortized, but instead tested for impairment at least annually. Based on the testing, there were no impairment charges for 2011, 2010 or 2009.

Pension Plans

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted ASC 325-960 "Defined Benefit Pension Plans" (formerly SFAS No. 158), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under ASC 325-960, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

Advertising Costs

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2011, 2010, and 2009 were $185,793, $191,449, and $223,762, respectively.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

Amounts provided for income tax expense are based on income reported for financial statement purposes rather than amounts currently payable under income tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes.

In 2006, the FASB issued ASC 740 (formerly Interpretation No. 48), "Income Taxes." ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Certain changes in assets and liabilities and changes in pension plan funding status, such as unrealized gains and losses on available-for-sale securities and gains or losses on certain derivative contracts, are reported as a separate component of the equity section of the balance sheet. Such items, along with operating net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2011	2010	2009
Changes in:			
Net income	$ 4,749,716	$ 3,830,642	$ 2,029,902
Minority Interest Contributed Capital (Distributions)	(31,493)	(26,558)	-
Prior Year Prepaid Pension Adjustment	(52,093)	-	-
Pension plan adjustment	(1,677,486)	(38,002)	852,683
Tax effect	570,346	12,921	(289,912)
Pension plan adjustment, net of tax	(1,107,140)	(25,081)	562,771
Unrealized holding gains (losses)			
on available-for-sale securities	84,125	781,254	865,875
Other than temporary impairment losses	-	65,158	1,751,169
Reclassification adjustment for (gains) losses			
realized in income	(1,024,539)	(413,970)	2,424
Net unrealized gains (losses)	(940,414)	432,442	2,619,468
Tax effect	319,741	(147,030)	(890,619)
Unrealized holding gain (losses), net of tax	(620,673)	285,412	1,728,849
Total other comprehensive income	$ 2,938,317	$ 4,064,415	$ 4,321,522

Earnings per Share

Earnings per share are based on the weighted average number of shares outstanding. The Company had no potentially dilutive instruments during the three-year period ended December 31, 2011.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Derivative Financial Instruments and Change in Accounting Principle

On January 1, 2001, the Company adopted ASC 815 "Derivative and Hedging Investments" (formerly SFAS No. 133). This statement requires that all derivatives be recognized as assets or liabilities in the balance sheet and measured at fair value.

Under ASC 815, the gain or loss on a derivative designated and qualifying as a fair value hedging instrument, as well as the offsetting gain or loss on the hedging item attributable to the risk being hedged, is recognized currently in earnings in the same accounting period. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument is initially reported as a component of other comprehensive income and subsequently reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The ineffective portion of the gain or loss on the derivative instrument, if any, is recognized currently in earnings.

Interest rate derivative financial instruments receive hedge accounting treatment only if they are designated as a hedge and are expected to be, and are, effective in substantially reducing interest rate risk arising from the assets and liabilities identified as exposing the Company to risk. Those derivative financial instruments that do not meet the hedging criteria discussed below would be classified as trading activities and would be recorded at fair value with changes in fair value recorded in income. Derivative hedge contracts must meet specific effectiveness tests (i.e., over time the change in their fair values due to the designated hedge risk must be within 80 to 125 percent of the opposite change in the fair value of the hedged assets or liabilities). Changes in fair value of the derivative financial instruments must be effective at offsetting changes in the fair value of the hedging items due to the designated hedge risk during the term of the hedge. Further, if the underlying financial instrument differs from the hedged asset or liability, there must be a clear economic relationship between the prices of the two financial instruments. If periodic assessment indicates derivatives no longer provide an effective hedge, the derivatives contracts would be closed out and settled or classified as a trading activity.

Recent Accounting Pronouncements

Standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

NOTE 3 CASH AND DUE FROM BANKS:

The Bank is required to maintain average reserve balances based on a percentage of deposits. The average balance of cash, which the Federal Reserve Bank requires to be on reserve, was $25,000 for the years ended December 31, 2011 and 2010.

NOTE 4 INVESTMENT SECURITIES:

The amortized cost and fair value of securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011				
U. S. Treasuries	$ 108,305	$ -	$ -	$ 108,305
December 31, 2010				
U. S. Treasuries	$ 108,974	$ -	$ -	$ 108,974

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

The amortized cost and fair value of securities available for sale are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2011				
Government sponsored enterprises	$ 11,034,209	$ 35,517	$ 5,506	$ 11,064,220
Mortgage-backed obligations of federal agencies	2,062,669	-	-	2,062,669
Marketable equities	-	-	-	-
Corporate bonds	-	-	-	-
Total Securities Available for Sale	$ 13,096,878	$ 35,517	$ 5,506	$ 13,126,889
December 31, 2010				
Government sponsored enterprises	$ 7,997,077	$ 7,020	$ 3,415	$ 8,000,682
Mortgage-backed obligations of federal agencies	3,723,928	209,386	2,353	3,930,961
Marketable equities	2,642,833	710,857	38,809	3,314,881
Corporate bonds				
Total Securities Available for Sale	$ 14,363,838	$ 927,263	$ 44,577	$ 15,246,524

The amortized cost and fair value of securities at December 31, 2011, by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Held to Maturity		Securities Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 108,305	$ 108,305	$ --	$ -
Due after one year through five years	-	-	11,034,209	11,064,220
Due after five years	-	-	2,062,669	2,062,669
	108,305	108,305	13,096,878	13,126,889
Marketable equities				
Total	$ 108,305	$ 108,305	$ 13,096,878	$ 13,126,889

There were no sales of debt securities during 2011, 2010, or 2009. Following is a table reflecting gains and losses on equity securities:

	2011	2010	2009
Gains	$ 1,110,960	$ 506,379	$ 2,475
Losses	(86,421)	(92,409)	(4,899)
Net Gains	$ 1,024,539	$ 413,970	$ (2,424)

The carrying value (which approximates fair value) of securities pledged by the Bank to secure deposits and for other purposes amounted to $13,127,000 at December 31, 2011 and $8,019,000 at December 31, 2010.

NOTE 4 INVESTMENT SECURITIES (CONTINUED):

Other investments consist of investments in fourteen low-income housing and historic equity partnerships (carrying basis of $4,331,000), stock in the Federal Home Loan Bank (carrying basis of $3,608,000), and various other investments (carrying basis of $933,000). The interests in the low-income housing and historic equity partnerships have limited transferability and the interests in the other stocks are restricted as to sales. The market values of these securities are estimated to approximate their carrying value as of December 31, 2011. At December 31, 2011, the Company was committed to invest an additional $2,438,813 in five low-income housing limited partnerships. These funds will be paid as requested by the general partner to complete the projects. This additional investment has been reflected in the above carrying basis and in accrued liabilities on the balance sheet.

The primary purpose of the investment portfolio is to generate income and meet liquidity needs of the Company through readily saleable financial instruments. The portfolio includes fixed rate bonds, whose prices move inversely with rates, variable rate bonds and equity securities. At the end of any accounting period, the investment portfolio has unrealized gains and losses. The Company monitors the portfolio, which is subject to liquidity needs, market rate changes and credit risk changes, to see if adjustments are needed. The primary concern in a loss situation is the credit quality of the business behind the instrument. Bonds deteriorate in value due to credit quality of the individual issuer and changes in market conditions. These losses relate to market conditions and the timing of purchases.

A summary of these losses (in thousands) is as follows:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2011						
Government sponsored enterprises	$ 5,033	$ (6)	$ -	$ -	$ 5,033	$ (6)
Mortgage backed obligations	-	-	-	-	-	-
Marketable equities	-	-	-	-	-	-
Total	$ 5,033	$ (6)	$ -	$ -	$ 5,033	$ (6)
2010						
Government sponsored enterprises	$ 2,004	$ (4)	$ -	$ -	$ 2,004	$ (4)
Mortgage backed obligations	-	-	260	(2)	260	(2)
Marketable equities	-	-	575	(39)	575	(39)
Total	$ 2,004	$ (4)	$ 835	$ (41)	$ 2,839	$ (45)

Management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. The Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell these securities before recovery of their amortized cost.

The Company recognized other-than-temporary impairment losses of $0, $65,000, and $1,751,000 in the carrying basis of its equity holdings in 2011, 2010, and 2009, respectively. These write downs were a result of management's evaluation and determination that these assets met the definition of other than temporary impairment under ASC 320-10.

NOTE 5 LOANS:

Loans held for investment as of December 31:

	2011	2010
Commercial	$ 170,157,443	$ 153,511,511
Real Estate	208,244,230	214,905,516
Home Equity	57,259,301	54,592,796
Credit cards	2,812,530	2,770,826
Consumer	13,096,987	19,366,578
Total	$ 451,570,491	$ 445,147,227

The Company has pledged loans as collateral for borrowings with the Federal Home Loan Bank of Atlanta totaling $168,493,000 and $150,813,000 as of December 31, 2011 and 2010, respectively. During 2005, the Company switched to a blanket lien on its entire residential real estate portfolio and also began pledging commercial and home equity loans.

The following is a summary of information pertaining to impaired loans (in thousands):

		Unpaid		Average	Interest
December 31, 2011	Recorded	Principal	Related	Recorded	Income
	Investment	Balance	Allowance	Investment	Recognized
Impaired loans without a valuation allowance:					
Real Estate	$ 3,174	$ 3,174	-	$ 4,493	$ 190
Commercial	45	45	-	1,064	3
Home Equity	709	709	-	757	30
Other	72	72	-	165	5
Impaired loans with a valuation allowance					
Real Estate	5,678	5,678	697	6,107	238
Commercial	568	568	268	948	2
Home Equity	313	313	29	316	21
Other	56	56	8	11	2
Total impaired loans	$ 10,615	$ 10,615	$ 1,002	$ 13,861	$ 491

NOTE 5 LOANS (CONTINUED):

December 31, 2010	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:					
Real Estate	$ 5,680	$ 5,680	-	$ 2,015	$ 84
Commercial	888	888	-	606	19
Home Equity	673	673	-	260	5
Other	247	247	-	292	-
Impaired loans with a valuation allowance					
Real Estate	6,942	6,942	1,003	2,881	211
Commercial	1,149	1,149	161	5,013	17
Home Equity	439	439	118	333	11
Other	7	7	1	5	12
Total impaired loans	$ 16,025	$ 16,025	$ 1,283	$ 11,405	$ 359

The Recorded Investment is defined as the principal balance, net of deferred fees, less principal payments and charge-offs.

Loans held for sale consists of loans originated by VBS Mortgage and the Bank's commitment to purchase residential mortgage loan participations from Gateway Bank. The loans purchased from Gateway are originated by a network of mortgage loan originators throughout the United States. A take out commitment is in place at the time the loans are purchased. The Bank receives certain loan documents daily for review, makes its purchase decision and wires funds to Gateway Bank. Typically loans for both VBS Mortgage and Gateway Bank are held on our books for approximately two weeks until purchased by the ultimate holder in the secondary market.

The volume of loans purchased fluctuates due to a number of factors including changes in secondary market rates, which affects demand for mortgage loans; the number of participating banks involved in the program; the number of mortgage loan originators selling loans to the lead bank and the funding capabilities of the lead bank.

Loans held for sale as of December 31:

	2011	2010
Real Estate	$ 60,542,812	$ 23,764,237

NOTE 6 ALLOWANCE FOR LOAN LOSSES:

A summary of changes in the allowance for loan losses is shown in the following schedule:

December 31, 2011	Commercial	Real Estate	Home Equity	Credit Cards	Consumer	Unallocated	Total
Allowance for loan losses:							
Beginning Balance	$ 1,724	$ 1,814	$ 407	$ 59	$ 111	$ 1,671	$ 5,786
Charge-offs	(804)	(1,737)	(306)	(106)	(90)	-	(3,043)
Recoveries	88	8	30	25	43	-	194
Provision	559	1,599	325	101	7	1,409	4,000
Ending Balance	$ 1,567	$ 1,684	$ 456	$ 79	$ 71	$ 3,080	$ 6,937
Individually evaluated for impairment (specific reserve)	268	697	29	-	8	-	1,002
Collectively evaluated for impairment	1,299	987	427	79	63	3,080	5,935
December 31, 2010	**Commercial**	**Real Estate**	**Home Equity**	**Credit Cards**	**Consumer**	**Unallocated**	**Total**
Allowance for loan losses:							
Ending Balance	$ 1,724	$ 1,814	$ 407	$ 59	$ 111	$ 1,671	$ 5,786
Individually evaluated for impairment (specific reserve)	161	1,003	118	-	1	-	1,283
Collectively evaluated for impairment	1,563	811	289	59	110	1,671	4,503

Recorded Investment in Loan Receivables (in thousands):

December 31, 2011	Commercial	Real Estate	Home Equity	Credit Cards	Consumer	Unallocated	Total
Loan Receivable:	$ 170,157	$ 208,244	$ 57,259	$ 2,813	$ 13,097	$ -	$ 451,570
Individually evaluated for impairment	$ 16,009	$ 32,335	$ 1,785	$ -	$ 109	$ -	$ 50,238
Collectively evaluated for impairment	$ 154,148	$ 175,909	$ 55,474	$ 2,813	$ 12,988	$ -	$ 401,332
December 31, 2010							
Loan Receivable:	$ 153,511	$ 214,906	$ 54,593	$ 2,771	$ 19,366	$ -	$ 445,147
Individually evaluated for impairment	$ 12,406	$ 16,806	$ 1,538	$ -	$ 1,099	$ -	$ 31,849
Collectively evaluated for impairment	$ 141,105	$ 198,100	$ 53,055	$ 2,771	$ 18,267	$ -	$ 413,298

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

Aging of Past Due Loans Receivable (in thousands)

	30-59 Days Past due	60-89 Days Past Due	Greater than 90 Days (excluding non-accrual)	Total Past Due	Non-Accrual Loans	Current	Total Loan Receivable
December 31, 2011							
Commercial	$ 227	$ 1,408	$ -	$ 1,635	$ 5,888	$162,634	$ 170,157
Real Estate	5,146	5,055	646	10,847	7,671	189,726	208,244
Home Equity	503	98	260	861	266	56,132	57,259
Credit Cards	22	5	-	27	-	2,786	2,813
Consumer	77	85	6	168	39	12,890	13,097
Total	$ 5,975	$ 6,651	$ 912	$13,538	$ 13,864	$ 424,168	$ 451,570

	30-59 Days Past due	60-89 Days Past Due	Greater than 90 Days (excluding non-accrual)	Total Past Due	Non-Accrual Loans	Current	Total Loan Receivable
December 31, 2010							
Commercial	$ 756	$ 382	$ 4,581	$ 5,719	$ 1,656	$146,137	$ 153,512
Real Estate	6,303	1,395	3,021	10,719	5,189	198,998	214,906
Home Equity	1,302	595	588	2,485	715	51,392	54,592
Credit Cards	19	6	-	25	-	2,746	2,771
Consumer	1,240	67	54	1,361	30	17,975	19,366
Total	$ 9,620	$ 2,445	$ 8,244	$ 20,309	$ 7,590	$ 417,248	$ 445,147

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

	CREDIT QUALITY INDICATORS AS OF DECEMBER 31, 2011		
Corporate Credit Exposure			
Credit Risk Profile by Creditworthiness Category			
	Real Estate	Commercial	Home Equity
Grade 1 - Minimal Risk	$ 120,434	$ 149,673	$ -
Grade 2 - Modest Risk	1,210,869	3,268,553	404,157
Grade 3 - Average Risk	23,199,318	16,417,505	8,052,143
Grade 4 - Acceptable Risk	87,425,163	86,874,168	39,169,616
Grade 5 - Marginally Acceptable	46,945,386	41,144,529	6,151,844
Grade 6 – Watch	12,974,915	5,993,785	1,192,208
Grade 7 - Substandard	36,330,645	16,309,231	2,289,332
Grade 8 - Doubtful	37,500	-	-
Total	$ 208,244,230	$ 170,157,444	$ 57,259,300
Consumer Credit Exposure			
Credit Risk Profile Based on Payment Activity			
		Credit Cards	Consumer
Performing		$ 2,812,530	$ 13,090,876
Non performing		-	6,111
Total		$ 2,812,530	$ 13,096,987

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

CREDIT QUALITY INDICATORS AS OF DECEMBER 31, 2010			
Corporate Credit Exposure			
Credit Risk Profile by Creditworthiness Category			
	Real Estate	Commercial	Home Equity
Grade 1 - Minimal Risk	$ 69,231	$ 174,582	$ -
Grade 2 - Modest Risk	817,827	1,678,841	574,374
Grade 3 - Average Risk	30,041,586	16,254,057	7,942,935
Grade 4 - Acceptable Risk	107,027,580	77,472,242	37,848,295
Grade 5 - Marginally Acceptable	40,163,358	40,908,350	5,473,349
Grade 6 – Watch	16,785,371	7,781,021	904,542
Grade 7 - Substandard	19,718,886	8,639,726	1,849,301
Grade 8 - Doubtful	281,678	602,691	-
Total	$ 214,905,517	$ 153,511,510	$ 54,592,796
Consumer Credit Exposure			
Credit Risk Profile Based on Payment Activity			
		Credit Cards	Consumer
Performing		$ 2,770,826	$ 19,311,799
Non performing		-	54,779
Total		$ 2,770,826	$ 19,366,578

Description of loan grades:

Grade 1 – Minimal Risk: Excellent credit, superior asset quality, excellent debt capacity and coverage, and recognized management capabilities.

Grade 2 – Modest Risk: Borrower consistently generates sufficient cash flow to fund debt service, excellent credit, above average asset quality and liquidity.

Grade 3 – Average Risk: Borrower generates sufficient cash flow to fund debt service. Employment (or business) is stable with good future trends. Credit is very good.

Grade 4 – Acceptable Risk: Borrower's cash flow is adequate to cover debt service; however, unusual expenses or capital expenses must by covered through additional long term debt. Employment (or business) stability is reasonable, but future trends may exhibit slight weakness. Credit history is good. No unpaid judgments or collection items appearing on credit report.

Grade 5 – Marginally acceptable: Credit to borrowers who may exhibit declining earnings, may have leverage that is materially above industry averages, liquidity may be marginally acceptable. Employment or business stability may be weak or deteriorating. May be currently performing as agreed, but would be adversely affected by developing factors such as layoffs, illness, reduced hours or declining business prospects. Credit history shows weaknesses, past dues, paid or disputed collections and judgments, but does not include borrowers that are currently past due on obligations or with unpaid, undisputed judgments.

Grade 6 – Watch: Loans are currently protected, but are weak due to negative balance sheet or income statement trends. There may be a lack of effective control over collateral or the existence of documentation deficiencies. These loans have potential weaknesses that deserve management's close attention. Other reasons supporting this classification include adverse economic or market conditions, pending litigation or any other material weakness. Existing loans that become 60 or more days past due are placed in this category pending a return to current status.

NOTE 6 ALLOWANCE FOR LOAN LOSSES (CONTINUED):

Grade 7 – Substandard: Loans' having well-defined weaknesses where a payment default and or loss is possible, but not yet probable. Cash flow is inadequate to service the debt under the current payment, or terms, with prospects that the condition is permanent. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the borrower and there is the likelihood that collateral will have to be liquidated and/or guarantor(s) called upon to repay the debt. Generally, the loan is considered collectible as to both principal and interest, primarily because of collateral coverage, however, if the deficiencies are not corrected quickly; there is a probability of loss.

Grade 8 – Doubtful: The loan has all the characteristics of a substandard credit, but available information indicates it is unlikely the loan will be repaid in its entirety. Cash flow is insufficient to service the debt. It may be difficult to project the exact amount of loss, but the probability of some loss is great. Loans are to be placed on non-accrual status when any portion is classified doubtful.

NOTE 7 TROUBLED DEBT RESTRUCTURING

As a result of adopting the amendments in ASU 2011-02, the Company reassessed all restructurings that occurred on or after the beginning of the fiscal year of adoption (January 1, 2011) to determine whether they are considered troubled debt restructurings (TDRs) under the amended guidance. The Company identified as TDRs certain loans for which the allowance for loan losses had previously been measured under a general allowance methodology. Upon identifying those loans as TDRs, the Company identified them as impaired under the guidance in ASC 310-10-35. The amendments in ASU 2011-02 require prospective application of the impairment measurement guidance in ASC 310-10-35 for those loans newly identified as impaired. At the end of the first interim period of adoption (September 30, 2011), the recorded investment in loans for which the allowance was previously measured under a general allowance methodology and are now impaired under ASC 310-10-35 was $7,020,000, which had no affect on the allowance for loan losses.

In the determination of the allowance for loan losses, management considers troubled debt restructurings and subsequent defaults in these restructurings by adjusting the loan grades of such loans, which figure into the environmental factors associated with the allowance. Defaults resulting in charge-offs affect the historical loss experience ratios which are a component of the allowance calculation. Additionally, specific reserves may be established on restructured loans evaluated individually.

	December 31, 2011		
		Pre-Modification Outstanding	Post-Modification Outstanding
	Number of Contracts	Recorded Investment	Recorded Investment
Troubled Debt Restructurings			
Commercial	4	$ 1,601	$ 1,601
Real Estate	5	5,375	5,375
Home Equity	2	451	451
Credit Cards			
Consumer			
Total		$ 7,427	$ 7,427

During the twelve months ended December 31, 2011, the Bank modified 11 loans that were considered to be troubled debt restructurings. These modifications include rate adjustments, revisions to amortization schedules, suspension of principal payments for a temporary period, re-advancing funds to be applied as payments to bring the loan(s) current, or any combination thereof.

NOTE 7 TROUBLED DEBT RESTRUCTURING (CONTINUED):

		December 31, 2011	
		Pre-Modification	Post-Modification
		Outstanding	Outstanding
	Number of Contracts	Recorded Investment	Recorded Investment
Troubled Debt Restructurings that subsequently defaulted during the period:			
Commercial	1	$ 309	$ 309
Real Estate	2	1,306	1,306
Home Equity		-	-
Credit Cards		-	-
Consumer		-	-
		$ 1,615	$ 1,615

During the twelve months ended December 31, 2011, three loans that had previously been restructured, were in default, none of which went into default in the quarter. One loan restructured in the twelve months prior to December 31, 2010 went into default during the year. A restructured loan is considered in default when it becomes 90 days past due.

NOTE 8 BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31 are summarized as follows:

	2011	2010
Land	$ 1,375,770	$ 1,488,270
Buildings and improvements	6,524,715	6,696,666
Furniture and equipment	5,330,248	5,064,375
	13,230,733	13,249,311
Less - accumulated depreciation	(6,753,650)	(6,456,817)
Net	$ 6,477,083	$ 6,792,494

Provisions for depreciation of $607,140 in 2011, $635,706 in 2010, and $654,401 in 2009 were charged to operations.

NOTE 9 OTHER REAL ESTATE OWNED

The tables below reflect OREO activity for 2011 and 2010:

Other Real Estate Owned (dollars in thousands)	
Balance as of January 1, 2011	$ 1,513,199
Property acquired at foreclosure	2,963,814
Capital improvements on foreclosed property	42,728
Transfers to fixed assets	-
Noncash exchange	484,532
Sales of foreclosed properties	(1,802,034)
Valuation adjustments	(128,040)
Balance as of December 31, 2011	$ 3,074,199

NOTE 9 OTHER REAL ESTATE OWNED (CONTINUED):

Other Real Estate Owned (dollars in thousands)	
Balance as of January 1, 2010	$ 525,897
Property acquired at foreclosure	2,961,064
Capital improvements on foreclosed property	32,817
Transfers to fixed assets	(126,294)
Noncash exchange	-
Sales of foreclosed properties	(1,880,285)
Valuation adjustments	
Balance as of December 31, 2010	$ 1,513,199

NOTE 10 DEPOSITS:

The composition of deposits at December 31, 2011 and 2010 was as follows:

	December 31,	
	2011	2010
	(in thousands)	
Noninterest bearing demand deposits	$ 70,789,406	$ 58,497,146
Savings and interest bearing demand deposits:		
Interest checking accounts	121,859,206	116,889,368
Savings accounts	39,939,717	35,759,634
Time Deposits:		
Balances of less than $100,000	136,820,103	133,844,576
Balances of $100,000 and more	66,538,191	80,060,033
Total Deposits	$ 435,946,623	$ 425,050,757

At December 31, 2011, the scheduled maturities of time deposits are as follows:

2012	$ 97,738,786
2013	61,565,640
2014	20,106,293
2015	14,637,105
2016 and after	9,310,470
Total	$ 203,358,294

NOTE 11 SHORT-TERM DEBT:

Short-term debt information is summarized as follows:

	Maximum Outstanding at any Month End	Outstanding at Year End	Average Balance Outstanding	Weighted Average Interest Rate	Year End Interest Rate
2011					
Short term note	-	-	-	-	-
Federal funds purchased	7,825,000	-	1,254,400	.93%	-
FHLB daily rate credit	15,000,000	15,000,000	3,191,781	.36%	.36%
Securities sold under agreements to repurchase	5,691,856	3,538,963	4,398,638	.39%	.39%
Totals		$ 18,538,963	$ 8,844,819	.45%	.38%
2010					
Short term note					
Federal funds purchased	4,095,000	-	470,493	.55%	-
FHLB daily rate credit	-	-	-	-	-
Securities sold under agreements to repurchase	7,094,873	5,354,992	5,501,560	.48%	.48%
Totals		$ 5,354,992	$ 5,972,053	.52%	.48%
2009					
Short term note	750,000	-	$400,000	5.00%	-
Federal funds purchased	14,924,000	-	1,369,148	.80%	-
FHLB daily rate credit	21,002,500	2,800,000	6,890,041	.49%	.36%
Securities sold under agreements to repurchase	9,895,231	6,284,909	6,090,608	.43%	.47%
Totals		$ 9,084,909	$ 14,749,797	.62%	.44%

Repurchase agreements are secured transactions with customers and generally mature the day following the date sold. Federal funds purchased are unsecured overnight borrowings from other financial institutions. FHLB daily rate credit, which is secured by the loan portfolio, is a variable rate loan that acts as a line of credit to meet financing needs.

As of December 31, 2011, the Company had unsecured lines of credit with correspondent banks totaling $15,000,000, which may be used in the management of short-term liquidity.

NOTE 12 LONG-TERM DEBT:

New borrowings from the Federal Home Loan Bank of Atlanta (FHLB) were $5,000,000 in 2011, $11,250,000 in 2010, and $22,250,000 in 2009. The interest rates on the notes payable are fixed at the time of the advance and range from .52% to 3.66%; the weighted average interest rate was 2.78% and 3.12% at December 31, 2011 and 2010, respectively. The balance of these obligations at December 31, 2011 was $47,107,000. The long-term debt is secured by qualifying mortgage loans owned by the Company.

In November 2009, the Company entered into an agreement with Page Valley Bank (and several sub-participants) to refinance the Silverton Bank line of credit which was used for general corporate purposes, as a five year, fixed rate, amortizing loan at 6%. The repayment terms include quarterly payments of $250,000 plus interest beginning in February 2010. The loan was paid in full in 2011.

In August 2009, the Company began to issue Subordinated debt agreements with local investors bearing terms of 7 to 10 years. Interest rates are fixed on the notes for the full term but vary by maturity. Rates range from 7.0% on the 7 year note to 8.05% on the ten year note. As of December 31, 2011 the balance outstanding was $10,191,000. Due to their terms (greater than five years) and priority (subordinate to deposits and other borrowings) this debt is counted with capital for purposes of calculating the Total Risk Based Capital Ratio.

The maturities of long-term debt, including Federal Home Loan Bank of Atlanta borrowings and Subordinated debt agreements, as of December 31, 2011 are as follows:

2012	$ 14,392,857
2013	21,214,286
2014	11,500,000
2015	-
Thereafter	10,191,000
Total	$ 57,298,143

NOTE 13 INCOME TAX EXPENSE:

The components of the income tax expense are as follows:

	2011	2010	2009
Current expense			
Federal	$ 1,130,190	$ 2,031,784	$ 1,033,350
Deferred (benefit) expense			
Federal	1,348,005	(415,964)	(678,041)
State	44,533	65,572	(16,000)
Total Deferred (benefit) expense	1,392,538	(350,392)	(694,041)
Total Income Tax Expense	$ 2,522,728	$ 1,681,392	$ 339,309
Amounts in above arising from gains (losses) on security transactions	$ 207,342	$ 56,094	$ (550,660)

The deferred tax effects of temporary differences are as follows:	2011	2010	2009
LIH Partnership Losses	(43,906)	(15,658)	(21,505)
Securities impairment	961,648	50,239	(549,836)
Deferred Tax Asset Valuation Allowance	385,496	-	-
Local & Historic State Credits Recognized	44,533	65,572	(16,000)
Provision for loan losses	(135,662)	(529,905)	(404,016)
Non-qualified deferred compensation	(50,456)	(32,669)	30,072
Depreciation	51,534	(53,330)	48,163
Core deposit intangible amortization	-	(33,113)	(33,113)
Pension expense	231,699	243,639	190,722
Goodwill tax amortization	61,424	61,424	61,424
Secondary accrual on nonaccrual loans	(114,231)	(106,695)	-
Other	459	104	48
Deferred Income Tax Expense (Benefit)	$ 1,392,538	$ (350,392)	$ (694,041)

The components of the deferred taxes as of December 31 are as follows:

Deferred Tax Assets:	2011	2010
Allowance for loan losses	$ 1,659,684	$ 1,524,022
Split Dollar Life Insurance	5,339	4,892
Nonqualified deferred compensation	428,608	378,152
Secondary accrual on nonaccrual loans	220,925	106,693
Securities impairment	517,548	1,118,078
Core deposit amortization	298,019	298,019
State historic tax credits	10,080	116,332
Securities available for sale	-	(129,337)
Bank owned life insurance	1,067,357	497,012
Other	-	906
Total Assets	$ 4,207,560	$ 3,914,769

Deferred Tax Liabilities:	2011	2010
Unearned low income housing credits	$ 684,461	$ 723,315
Depreciation	320,315	268,780
Pension	1,242,112	1,010,413
Goodwill tax amortization	665,427	604,003
Securities available for sale	10,204	71,617
Other	28,005	52,002
Total Liabilities	2,950,524	2,730,130
Deferred Tax Asset (Liability)	$ 1,257,036	$ 1,184,639

NOTE 13 INCOME TAX EXPENSE (CONTINUED):

The following table summarizes the differences between the actual income tax expense and the amounts computed using the federal statutory tax rates:

	2011	2010	2009
Tax expense at federal statutory rates	$ 2,451,712	$ 1,843,498	$ 779,734
Increases (decreases) in taxes resulting from:			
State income taxes, net	4,714	3,372	3,514
Partially exempt income	(79,063)	(74,495)	(64,592)
Tax-exempt income	(151,906)	(154,571)	(157,454)
Prior year LIH credits	62,289	121,569	(27,521)
Deferred Tax Asset Valuation Allowance	385,496	-	-
Other	(150,515)	(57,981)	(194,372)
Total Income Tax Expense	$ 2,522,728	$ 1,681,392	$ 339,309

NOTE 14 EMPLOYEE BENEFITS:

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings. On December 31, 2006 the Company adopted ASC 325-960 "Defined Benefit Pension Plans" (formerly "SFAS 158"), which was issued in September of 2006 and amends SFAS 87 and SFAS 106 to require recognition of the over-funded or under-funded status of pension and other postretirement benefit plans on the balance sheet. Under ASC 325-960, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS 87 and SFAS 106 that have not yet been recognized through net periodic benefit cost will be recognized in accumulated other comprehensive income, net of tax effects, until they are amortized as a component of net periodic cost.

The following table provides a reconciliation of the changes in the benefit obligations and fair value of plan assets for 2011, 2010 and 2009:

	2011	2010	2009
Change in Benefit Obligation			
Benefit obligation, beginning	$ 5,858,283	$ 5,311,851	$ 4,582,997
Service cost	445,422	387,915	358,799
Interest cost	321,515	317,001	273,333
Actuarial gain (loss)	1,179,018	326,634	110,390
Benefits paid	(507,306)	(485,118)	(13,668)
Benefit obligation, ending	$ 7,296,932	$ 5,858,283	$ 5,311,851
Change in Plan Assets			
Fair value of plan assets, beginning	$ 6,317,920	$ 5,092,910	$ 3,948,698
Actual return on plan assets	(50,101)	710,128	1,157,880
Employer contribution	1,000,000	1,000,000	-
Benefits paid	(507,306)	(485,118)	(13,668)
Fair value of plan assets, ending	6,760,513	6,317,920	5,092,910
Funded status at the end of the year	$ (536,419)	$ 459,637	$ (218,941)

The fair value of plan assets is measured based on the fair value hierarchy as discussed in Note 21, "Fair Value Measurements" to the Consolidated Financial Statements. The valuations are based on third party data received as of the balance sheet date. All plan assets are considered Level 1 assets, as quoted prices exist in active markets for identical assets.

NOTE 14 EMPLOYEE BENEFITS (CONTINUED):

	2011		2010		2009	
Amount recognized in the Balance Sheet						
Accrued prepaid benefit cost	$	2,602,865	$	1,921,434	$	1,204,854
Unfunded pension benefit obligation under ASC 325-960		(3,139,284)		(1,461,797)		(1,423,795)
Amount recognized in accumulated other comprehensive income						
Net Gain/(Loss)	$	(3,272,592)	$	(1,602,882)	$	(1,570,180)
Prior service cost		133,308		141,085		146,385
Net obligation at transition		-		-		-
Amount recognized		(3,139,284)		(1,461,797)		(1,423,795)
Deferred Taxes		1,067,357		497,012		484,091
Amount recognized in accumulated comprehensive income	$	(2,071,927)	$	(964,785)	$	(939,704)
(Accrued) Prepaid benefit detail						
Benefit obligation	$	(7,296,932)	$	(5,858,283)	$	(5,311,851)
Fair value of assets		6,760,513		6,317,920		5,092,910
Unrecognized net actuarial loss		3,272,592		1,602,882		1,570,180
Unrecognized transition obligation						
Unrecognized prior service cost		(133,308)		(141,085)		(146,385)
Prepaid (accrued) benefits	$	2,602,865	$	1,921,434	$	1,204,854
Components of net periodic benefit cost						
Service cost	$	445,422	$	387,915	$	358,799
Interest cost		321,515		317,001		273,333
Expected return on plan assets		(504,436)		(481,706)		(313,710)
Amortization of prior service cost		(7,777)		(5,300)		(5,300)
Amortization of transition obligation						
Recognized net actuarial (gain) loss		63,845		65,510		124,203
Net periodic benefit cost	$	318,569	$	283,420	$	437,325
Additional disclosure information						
Accumulated benefit obligation	$	5,182,301	$	4,025,608	$	3,538,352
Vested benefit obligation	$	4,924,537	$	3,809,484	$	3,398,034
Discount rate used for net pension cost		5.50%		6.00%		6.00%
Discount rate used for disclosure		4.50%		5.50%		6.00%
Expected return on plan assets		8.00%		8.00%		8.00%
Rate of compensation increase		4.00%		4.00%		4.00%
Average remaining service (years)		15		15		16

Funding Policy

It is the Bank's policy to normally contribute the maximum tax-deductible amount each year as determined by the plan administrator. Based on current information, the 2012 contribution will be $750,000 and pension cost for 2012 will be approximately $464,000.

NOTE 14 EMPLOYEE BENEFITS (CONTINUED):

Long-Term Rate of Return

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their advisors and the plan actuary, and with concurrence from their auditor. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation) for the major asset classes held or anticipated to be held by the trust. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further – solely for this purpose the plan is assumed to continue in force and not terminate during the period during which the assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

Asset Allocation

The following table provides the pension plan's asset allocation as of December 31:

	2011	2010
Mutual funds - equity	61%	62%
Mutual funds –fixed income	39%	38%
Cash and equivalents	0%	0%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 40% fixed income and 60% equity. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance, for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

Estimated Future Benefit Payments

2012	$ 19,690
2013	36,625
2014	110,147
2015	126,985
2016	128,564
2017-2021	1,122,593
	$ 1,544,604

Employee Stock Ownership Plan (ESOP)

The Company sponsors an ESOP which provides stock ownership to substantially all employees of the Bank. The Plan provides total vesting upon the attainment of five years of service. Contributions to the plan are made at the discretion of the Board of Directors and are allocated based on the compensation of each employee relative to total compensation paid by the Bank. All shares issued and held by the Plan are considered outstanding in the computation of earnings per share. Dividends on Company stock are allocated and paid to participants at least annually. Shares of Company stock, when distributed, have restrictions on transferability. The Company contributed $360,000 in 2011, $270,000 in 2010, and $180,000 in 2009 to the Plan and charged this expense to operations. The shares held by the ESOP totaled 165,085 and 132,845 at December 31, 2011 and 2010, respectively.

NOTE 14 EMPLOYEE BENEFITS (CONTINUED):

401K Plan

The Company sponsors a 401(k) savings plan under which eligible employees may choose to save up to 20 percent of their salary on a pretax basis, subject to certain IRS limits. Under the Safe Harbor rules employees are automatically enrolled at 3% (in the third year this increases by 1% per year up to 6%) of their salary unless elected otherwise. The Company matches a hundred percent of the first 1% contributed by the employee and fifty percent from 2% to 6% of employee contributions. Vesting in the contributions made by the bank is 100% after two years of service. Contributions under the plan amounted to $153,252, $145,882 and $142,853 in 2011, 2010 and 2009, respectively.

Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan for several of its key employees and directors. The Company may make annual contributions to the plan, and the employee or director has the option to defer a portion of their salary or bonus based on qualifying annual elections. Contributions to the plan totaled $60,000 in 2011 and $60,000 in 2010. Due to the level of earnings, the Company did not contribute to the plan in 2009.

NOTE 15 CONCENTRATIONS OF CREDIT:

The Company had cash deposits in other commercial banks totaling $709,460 and $2,374,947 at December 31, 2011 and 2010, respectively.

The Company grants commercial, residential real estate and consumer loans to customers located primarily in the northwestern portion of the State of Virginia. Loan concentration areas greater than 25% of capital include construction/development. Collateral required by the Company is determined on an individual basis depending on the purpose of the loan and the financial condition of the borrower. Approximately 89% of the loan portfolio is secured by real estate.

NOTE 16 COMMITMENTS:

The Company makes commitments to extend credit in the normal course of business and issues standby letters of credit to meet the financing needs of its customers. The amount of the commitments represents the Company's exposure to credit loss that is not included in the balance sheet. As of the balance sheet dates, the Company had the following commitments outstanding:

	2011	2010
Commitments to loan money	$ 90,977,922	$ 91,198,417
Standby letters of credit	1,718,437	1,650,272

The Company uses the same credit policies in making commitments to lend money and issue standby letters of credit as it does for the loans reflected in the balance sheet.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. Collateral required, if any, upon extension of credit is based on management's credit evaluation of the borrower's ability to pay. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment.

NOTE 16 COMMITMENTS (CONTINUED):

The Bank leases three of its branch offices on long term lease arrangements of either five or ten years. Lease expense was $85,430, $77,760 and $71,760 for 2011, 2010 and 2009, respectively. As of December 31, 2011, the required lease payments for the next five years are as follows:

2012	$ 77,760
2013	77,760
2014	62,640
2015	48,600
2016	21,600

NOTE 17 ON BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

Derivative Financial Instruments

The Company has stand alone derivative financial instruments in the form of forward option contracts. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet as derivative assets and derivative liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated OTC contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

The Company issues to customers certificates of deposit with an interest rate that is derived from the rate of return on the stock of the companies that comprise The Dow Jones Industrial Average. In order to manage the interest rate risk associated with this deposit product, the Company has purchased a series of forward option contracts. These contracts provide the Company with a rate of return commensurate with the return of The Dow Jones Industrial Average from the time of the contract until maturity of the related certificate of deposit. These contracts are accounted for as fair value hedges. Because the certificates of deposit can be redeemed by the customer at anytime and the related forward options contracts cannot be cancelled by the Company, the hedge is not considered effective.

At December 31, the information pertaining to the forward option contracts, included in other assets and other liabilities on the balance sheet, is as follows:

	2011	2010
Notional amount	$ 107,538	$ 125,787
Fair market value of contracts	12,583	10,831

NOTE 18 TRANSACTIONS WITH RELATED PARTIES:

During the year, officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers and did not involve any abnormal risk.

Loan transactions with related parties are shown in the following schedule:

	2011	2010
Total loans, beginning of year	$ 7,595,869	$ 6,724,423
New loans	3,678,433	2,606,355
Relationship Change	-	1,548,727
Repayments	(3,078,624)	(3,283,636)
Total loans, end of year	$ 8,195,678	$ 7,595,869

NOTE 19 DIVIDEND LIMITATIONS ON SUBSIDIARY BANK:

The principal source of funds of F & M Bank Corp. is dividends paid by the Farmers and Merchants Bank. The Federal Reserve Act restricts the amount of dividends the Bank may pay. Approval by the Board of Governors of the Federal Reserve System is required if the dividends declared by a state member bank, in any year, exceed the sum of (1) net income of the current year and (2) income net of dividends for the preceding two years. As of January 1, 2012, approximately $7,120,000 was available for dividend distribution without permission of the Board of Governors. Dividends paid by the Bank to the Company totaled $930,000 in 2011, $920,000 in 2010 and $2,428,000 in 2009.

NOTE 20 DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

ASC 825 "Financial Instruments" (formerly SFAS 107) defines the fair value of a financial instrument as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale. As the majority of the Bank's financial instruments lack an available trading market, significant estimates, assumptions and present value calculations are required to determine estimated fair value. Estimated fair value and the carrying value of financial instruments at December 31, 2011 and 2010 are as follows (in thousands):

	2011		2010	
	Estimated Fair Value	Carrying Value	Estimated Fair Value	Carrying Value
Financial Assets				
Cash	$ 6,813	$ 6,813	$ 4,586	$ 4,586
Interest bearing deposits	1,188	1,188	2,927	2,927
Federal funds sold	2,181	2,181	16,338	16,338
Securities available for sale	13,127	13,127	15,247	15,247
Securities held to maturity	108	108	109	109
Other investments	8,872	8,872	8,789	8,789
Loans	484,500	451,570	475,166	445,147
Loan held for sale	60,543	60,543	23,764	23,764
Bank owned life insurance	7,179	7,179	6,883	6,883
Accrued interest receivable	1,816	1,816	2,001	2,001
Financial Liabilities				
Demand Deposits:				
Non-interest bearing	70,789	70,789	58,497	58,497
Interest bearing	121,859	121,859	116,889	116,889
Savings deposits	39,940	39,940	35,760	35,760
Time deposits	205,325	203,358	216,199	213,905
Short-term debt	18,539	18,539	5,355	5,355
Subordinated debt	10,191	10,191	9,944	9,944
Long-term debt	49,765	47,107	51,566	49,035

The carrying value of cash and cash equivalents, other investments, deposits with no stated maturities, short-term borrowings, and accrued interest approximate fair value. The fair value of securities was calculated using the most recent transaction price or a pricing model, which takes into consideration maturity, yields and quality. The remaining financial instruments were valued based on the present value of estimated future cash flows, discounted at various rates in effect for similar instruments entered into during the month of December of each year.

NOTE 21 FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC 820), "Fair Value Measurement Disclosures" (formerly "FAS No. 157"), defines fair value, establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following sections provide a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities: Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow. Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

Loans Held for Sale: Loans held for sale are short-term loans purchased at par for resale to investors at the par value of the loan. These loans are generally repurchased within 15 days. Because of the short-term nature and fixed repurchased price, the book value of these loans approximates fair value.

Impaired Loans: SFAS No. 157 applies to loans measured for impairment using the practical expedients permitted by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral.

Other Real Estate Owned: Certain assets such as other real estate owned (OREO) are initially measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of SFAS No. 157.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis (in thousands)

The table below presents the recorded amount of assets and liabilities measured at fair value on a recurring basis.

December 31, 2011	Total	Level 1	Level 2	Level 3
Government sponsored enterprises	$ 11,064	$ -	$ 11,064	
Mortgage-backed obligations of federal agencies	2,063	-	2,063	
Investment securities available for sale	13,127	-	13,127	
Total assets at fair value	$ 13,127	$ -	$ 13,127	
Total liabilities at fair value	$ -	$ -	$ -	
Derivative financial instruments at fair value	$ 13	$ -	$ 13	

NOTE 21 FAIR VALUE MEASUREMENTS, CONTINUED

December 31, 2010	Total	Level 1	Level 2	Level 3
Government sponsored enterprises	$ 8,001	-	$ 8,001	
Mortgage-backed obligations of federal agencies	3,931	-	3,931	
Marketable Equities	3,315	3,315	-	
Investment securities available for sale	15,247	3,315	11,932	
Total assets at fair value	$ 15,247	$ 3,315	$ 11,932	
Total liabilities at fair value	$ -	$ -	$ -	
Derivative financial instruments at fair value	$ 11	$ -	$ 11	

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis (in thousands)

The table below presents the recorded amount of assets and liabilities measured at fair value on a non-recurring basis.

December 31, 2011	Total	Level 1	Level 2	Level 3
Loans Held for Sale	$ 60,543	-	$ 60,543	-
Other Real Estate Owned	3,074	-	3,074	-
Real Estate	4,981	-	4,981	-
Commercial	300	-	300	-
Consumer	48	-	48	-
Home Equity	284	-	284	-
Impaired loans	5,613	-	5,613	-
Total assets at fair value	$ 69,230	-	$ 69,230	-
Total liabilities at fair value				

December 31, 2010	Total	Level 1	Level 2	Level 3
Loans Held for Sale	$ 23,764	-	$ 23,764	-
Other Real Estate Owned	1,513	-	1,513	-
Real Estate	5,938	-	5,938	-
Commercial	988	-	988	-
Consumer	7	-	7	-
Home Equity	321	-	321	-
Impaired loans	7,254	-	7,254	-
Total assets at fair value	$ 32,531	-	$ 32,531	-
Total liabilities at fair value				

There were no significant transfers between levels 1 and 2.

NOTE 22 REGULATORY MATTERS:

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation, to ensure capital adequacy, require the Company to maintain minimum amounts and ratios. These ratios are defined in the regulations and the amounts are set forth in the table below. Management believes, as of December 31, 2011, that the Company and its subsidiary bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Federal Reserve Bank Report of Examination (which was as of April 19, 2011), the subsidiary bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's actual consolidated capital ratios are presented in the following table (dollars in thousands):

	Analysis of Capital			Regulatory Requirements	
	At December 31,			Adequately	Well
	2011	2010	2009	Capitalized	Capitalized
Tier1 capital:					
Common stock	$ 12,464	$ 11,530	$ 11,476		
Retained earnings	35,553	30,837	27,989		
Intangible assets	(2,670)	(2,716)	(2,992)		
Accumulated other comprehensive income	-	502	150		
Total Tier 1 Capital	$ 45,347	$ 40,153	$ 36,623		
Tier 2 capital:					
Qualifying subordinated debt	$ 10,000	$ 9,944	$ 2,715		
Allowance for loan losses	5,401	5,146	3,836		
Unrealized gains on AFS equity securities	-	302	150		
Total risked based capital	$ 60,748	$ 55,545	$ 43,324		
Risk-weighted assets	$ 431,095	$ 411,065	$ 420,379		
Capital ratios:					
Total risk-based ratio	14.09%	13.51%	10.65%	8.00%	10.00%
Tier 1 risk-based ratio	10.52%	9.77%	9.01%	4.00%	6.00%
Total assets leverage ratio	8.03%	7.37%	7.08%	3.00%	5.00%

NOTE 22 REGULATORY MATTERS CONTINUED:

The actual capital ratios for the subsidiary bank are presented in the following table (dollars in thousands):

	Analysis of Capital			Regulatory Requirements	
	At December 31,			Adequately	Well
	2011	2010	2009	Capitalized	Capitalized
Tier1 capital:					
Common stock	$ 500	$ 500	$ 500		
Capital surplus	18,971	18,971	18,971		
Retained earnings	28,358	24,336	21,290		
Intangible assets	(2,670)	(2,716)	(2,992)		
Accumulated other comprehensive income	-	251	84		
Total Tier 1 Capital	$ 45,159	$ 41,342	$ 37,853		
Tier 2 capital:					
Qualifying subordinated debt	$ 10,000	$ 9,944	$ 2,715		
Allowance for loan losses	5,396	5,107	3,836		
Unrealized gains on AFS securities	-	131	84		
Total risked based capital	$ 60,555	$ 56,524	$ 44,488		
Risk-weighted assets	$ 430,728	$407,902	$415,802		
Capital ratios:					
Total risk-based ratio	14.06%	13.86%	10.70%	8.00%	10.00%
Tier 1 risk-based ratio	10.48%	10.14%	9.10%	4.00%	6.00%
Total assets leverage ratio	8.00%	7.64%	7.32%	3.00%	5.00%

NOTE 23 INTANGIBLES:

Core deposit intangible costs recognized from the acquisition of the Woodstock and Edinburg branches are being amortized using the straight-line method over a ten-year period. The core deposit intangibles and goodwill totaled $2,833,476 and $2,638,677, respectively at the acquisition date. The core deposit intangible was fully amortized in 2011 with amortization expense of $46,000. Amortization expense for the years ending December 31, 2010 and 2009 was $276,000 in each year.

NOTE 24 INVESTMENT IN LIFE INSURANCE CONTRACTS

The Bank currently offers a variety of benefit plans to all full time employees. While the costs of these plans are generally tax deductible to the Bank, the cost has been escalating greatly in recent years. To help offset escalating benefit costs and to attract and retain qualified employees, the Bank purchased Bank Owned Life Insurance (BOLI) contracts that will provide benefits to employees during their lifetime. Dividends received on these policies are tax-deferred and the death benefits under the policies are tax exempt. Rates of return on a tax-equivalent basis are very favorable when compared to other long-term investments which the Bank might make.

NOTE 25 PARENT CORPORATION ONLY FINANCIAL STATEMENTS:

Balance Sheets
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 462,397	$ 279,671
Investment in subsidiaries	45,776,394	43,231,596
Securities available for sale	-	2,340,897
Limited partnership investments	130,329	228,826
Deferred income taxes	-	326,527
Other assets	35,870	211,442
Total Assets	46,404,990	46,618,959
Liabilities		
Long term debt	$ -	$ 3,999,750
Accrued interest payable	-	19,808
Other liabilities	16,389	264,748
Deferred income taxes	156,833	-
Due to subsidiaries	9,000	18,000
Demand obligations for low income housing investment	259,214	273,438
Total Liabilities	$ 441,436	$ 4,575,744
Stockholders' Equity		
Common stock par value $5 per share, 6,000,000		
shares authorized, 2,492,716 and 2,306,086 shares issued		
and outstanding for 2011 and 2010, respectively	$ 12,463,580	$ 11,530,430
Retained earnings	35,552,092	30,837,090
Accumulated other comprehensive income (loss)	(2,052,118)	(324,305)
Total Stockholders' Equity	45,963,554	42,043,215
Total Liabilities and Stockholders' Equity	$ 46,404,990	$ 46,618,959

NOTE 25 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Net Income and Retained Earnings
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Income			
Dividends from affiliate	$ 930,000	$ 920,000	$ 2,428,000
Investment income	-	-	101
Dividend income	56,742	126,838	169,966
Interest Income	31	-	-
Other than temporary impairment losses	-	(65,158)	(1,617,165)
Security gains (losses)	467,483	230,140	(2,424)
Net limited partnership income	(23,869)	11,941	192,597
Total Income	1,430,387	1,223,761	1,171,075
Expenses			
Interest expense	142,317	265,581	233,627
Administrative expenses	277,356	216,854	211,294
Total Expenses	419,673	482,435	444,921
Net income before income tax expense (benefit)			
and undistributed subsidiary net income	1,010,714	741,326	726,154
Income Tax Expense (Benefit)	396,163	46,532	(824,542)
Income before undistributed subsidiary			
net income	614,551	694,794	1,550,696
Undistributed subsidiary net income	4,073,640	3,045,866	403,326
Net Income	$ 4,688,191	$ 3,740,660	$ 1,954,022
Retained earnings, beginning of year	$ 30,837,090	$ 27,989,144	$ 27,686,745
Adoption of FAS 106			
Stock issuance	1,545,175	140,918	134,680
Stock repurchase	-	-	(43,666)
Prior year prepaid pension adjustment	(52,093)	-	-
Dividends on common stock	(1,466,271)	(1,033,632)	(1,742,637)
Retained Earnings, End of Year	$ 35,552,092	$ 30,837,090	$ 27,989,144

NOTE 25 PARENT CORPORATION ONLY FINANCIAL STATEMENTS (CONTINUED):

Statements of Cash Flows
For the years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
Cash Flows from Operating Activities			
Net income	$ 4,688,191	$ 3,740,660	$ 1,954,022
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed subsidiary income	(4,073,640)	(3,045,866)	(403,326)
Gain (Loss) on sale of securities	(467,483)	(230,140)	2,424
Other than temporary impairment losses	-	65,158	1,617,165
Deferred tax (benefit) expense	(460,289)	(106,056)	(276,118)
Decrease (increase) in other assets	1,207,414	155,532	(510,937)
Increase (decrease) in other liabilities	(273,391)	74,631	261,568
Net change in deferred tax credits	23,145	(28,080)	(20,235)
Amortization of limited partnership investments	98,497	98,497	354,108
Net Cash Provided by Operating Activities	$ 742,444	$ 724,336	$ 2,978,671
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	$ 2,466,223	$ 1,543,261	$ 32,228
Proceeds from maturities of securities available for sale	-	1,487,477	656,250
Change in loans receivable			
Purchase of securities available for sale	(38,245)	(92,087)	(253,222)
Capital contributed to subsidiary			
Net Cash Provided by (Used in) Investing Activities	$ 2,427,978	$ 2,938,651	$ 435,256
Cash Flows from Financing Activities			
Proceeds of long-term debt	$ -	$ 7,229,000	$ 5,150,000
Payments on long-term debt	(3,999,750)	(9,618,900)	(6,019,706)
Change in short term debt	-	-	(750,000)
Payments to repurchase common stock	-	-	(54,276)
Proceeds from issuance of common stock	2,478,325	196,083	173,071
Dividends paid in cash	(1,466,271)	(1,364,449)	(1,932,332)
Net Cash Used in Financing Activities	(2,987,696)	(3,558,266)	(3,433,243)
Net Increase (decreases) in Cash and Cash Equivalents	182,726	104,721	(19,316)
Cash and Cash Equivalents, Beginning of Year	$ 279,671	$ 174,950	$ 194,266
Cash and Cash Equivalents, End of Year	$ 462,397	$ 279,671	$ 174,950

NOTE 26 INVESTMENT IN VBS MORTGAGE, LLC

On November 3, 2008, the Bank acquired a 70% ownership interest in VBS Mortgage, LLC (formerly Valley Broker Services, DBA VBS Mortgage). VBS originates both conventional and government sponsored mortgages for sale in the secondary market. As of December 31, 2011 and 2010, VBS' summarized balance sheet and income statement were as follows:

Balance Sheets
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents	$ 482,528	$ 392,707
Interest bearing deposits with banks	154,064	150,549
Property and equipment, net	38,785	41,867
Other Assets	234,793	222,330
Total Assets	$ 910,170	$ 807,453
Liabilities		
Other liabilities	$ 189,622	$ 187,008
Total Liabilities	$ 189,622	$ 187,008
Equity		
Capital	$ 219,634	$ 219,634
Retained earnings	500,914	400,811
Total Equity	$ 720,548	$ 620,445
Total Liabilities and Equity	$ 910,170	$ 807,453

Statements of Income
For the years ended December 31, 2011 and 2010

	2011	2010	2009
Income			
Mortgage origination income	$ 1,635,487	$ 1,839,289	$ 1,740,801
Other Income	16,237	147	5,933
Total Income	1,651,724	1,839,436	1,746,734
Expenses			
Salaries and employee benefits	$ 880,698	$ 937,007	$ 775,521
Occupancy and equipment expense	125,469	120,503	111,583
Management and professional fees	258,608	330,224	382,076
Other	181,866	151,761	224,621
Total Expenses	1,446,641	1,539,495	1,493,801
Net income(loss)	$ 205,083	$ 299,941	$ 252,933

elliott davis

Report of Independent Registered Public Accounting Firm

To the Board of Directors
F & M Bank Corp. and Subsidiaries
Timberville, Virginia

We have audited the accompanying consolidated balance sheets of F & M Bank Corp. and Subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income and cash flows each of the three years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of F & M Bank Corp. and Subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the three years in the period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Elliott Davis, LLC

Galax, Virginia
March 20, 2012

104 Cranberry Road, P.O. Box 760, Galax, VA 24333 Phone: 276.238.1800 Fax: 276.238.1801 elliottdavis.com

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(f) and Rule 15d – 15(f) under the Exchange Act). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations in any internal control, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may decline.

Management conducted an evaluation of the effectiveness of our system of internal control over financial reporting as of December 31, 2011 based on the framework set forth in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that, as of December 31, 2011, F&M's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting. There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information regarding directors, executive officers and the audit committee financial expert is incorporated by reference from the Company's definitive proxy statement for the Company's 2012 Annual Meeting of Shareholders to be held May 12, 2012 ("Proxy Statement"), under the captions "Election of Directors," "Board of Directors and Committees," and "Executive Officers."

Information on Section 16(a) beneficial ownership reporting compliance for the directors and executive officers of the Company is incorporated by reference from the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The Company has adopted a broad based code of ethics for all employees and directors. The Company has also adopted a code of ethics tailored to senior officers who have financial responsibilities. A copy of the codes may be obtained without charge by request from the corporate secretary.

Item 11. Executive Compensation

This information is incorporated by reference from the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

This information is incorporated by reference from the Proxy Statement under the caption "Ownership of Company Common Stock" and "Executive Compensation" and from Item 5 of this 10-K.

Item 13. Certain Relationships and Related Transactions

This information is incorporated by reference from the Proxy Statement under the caption "Interest of Directors and Officers in Certain Transactions."

Item 14. Principal Accounting Fees and Services

This information is incorporated by reference from the Proxy Statement under the caption "Principal Accounting Fees."

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following financial statements are filed as a part of this report:

(a)(1) Financial Statements

The following consolidated financial statements and reports of independent auditors of the Company are in Part II, Item 8 on pages 33 thru 67:

(a)(2) Financial Statement Schedules

All schedules are omitted since they are not required, are not applicable, or the required information is shown in the consolidated financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as a part of this form 10-K and this list includes the Exhibit index:

Exhibit No.

3.1	Restated Articles of Incorporation of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-Q filed August 13, 2007.
3.2	Amended and Restated Bylaws of F & M Bank Corp. as incorporated by reference to F & M Bank Corp.'s 10-K filed March 8, 2002.
21.0	Subsidiaries of the Registrant
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Shareholders may obtain, free of charge, a copy of the exhibits to this Report on Form 10-K by writing Larry A. Caplinger, Corporate Secretary, at F & M Bank Corp., P.O. Box 1111, Timberville, VA 22853 or our website at www.farmersandmerchants.biz.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

F & M Bank Corp.
(Registrant)

By: /s/ Dean W. Withers
Dean W. Withers
Director, President and Chief Executive Officer

March 20, 2012
Date

By: /s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President and Chief Financial Officer

March 20, 2012
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

Signature	Title	Date
/s/ Thomas L. Cline Thomas L. Cline	Director, Chairman	March 20, 2012
John N. Crist	Director	
/s/ Ellen R. Fitzwater Ellen R. Fitzwater	Director	March 20, 2012
/s/ Daniel J. Harshman Daniel J. Harshman	Director	March 20, 2012
Richard S. Myers	Director	
Michael W. Pugh	Director	
/s/ Christopher S. Runion Christopher S. Runion	Director	March 20, 2012
/s/ Ronald E. Wampler Ronald E. Wampler	Director	March 20, 2012

Exhibit 21 List of Subsidiaries of the Registrant

Farmers & Merchants Bank (incorporated in Virginia)
TEB Life Insurance Company (incorporated in Arizona), a subsidiary of Farmers & Merchants Bank
Farmers & Merchants Financial Services (incorporated in Virginia), a subsidiary of Farmers & Merchants Bank
VBS Mortgage, LLC (a Virginia Limited Liability Company), a subsidiary of Farmers & Merchants Bank

Exhibit 31.1

CERTIFICATION
OF CHIEF EXECUTIVE OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Dean W. Withers, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 20, 2012

/s/ Dean W. Withers

Dean W. Withers
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

CERTIFICATION
CHIEF FINANCIAL OFFICER
Pursuant to section 302 of the Sarbanes-Oxley Act of 2002
(Chapter 63, Title 18 USC Section 1350 (A) and (B)

I, Neil W. Hayslett, certify that:

1. I have reviewed this annual report on Form 10-K of F & M Bank Corp.:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 20, 2012

/s/ Neil W. Hayslett

Neil W. Hayslett
Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to F & M Bank Corp. and will be retained by F & M Bank Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of F & M Bank Corp. (the "Company") on Form 10-K for the period ending December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge and belief: 1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and 2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ Dean W. Withers
Dean W. Withers
President & Chief Executive Officer

/s/ Neil W. Hayslett
Neil W. Hayslett
Executive Vice President & Chief Financial Officer

March 20, 2012

F&M Bank Corp.

2011 ANNUAL REPORT



Partnering with our neighbors because it enhances our communities.

President's Letter



Dear Stockholder

For 2011 we accomplished significant improvement in earnings for the second straight year. Net Income was $4.688 million compared to $3.741 million for 2010. The improved earnings were related to a modest increase in Loans Held for Investment ($6.423 million), but also a significant increase in Loans Held for Sale which were at a much higher level throughout the year, and Securities Gains of $1.024 million. This improvement was again in spite of a continued weak economy, especially in the real estate market. We are starting to see signs of stabilization in the real estate sector; however, it will most likely be next year before we see improvement in real estate values. Deposits increased $10.896 million which helped decrease our dependency on other funding sources for loan growth. I feel the increase in deposits was due to a combination of a good assortment of deposit products to offer and individuals' desires to have a relationship with a local Community Bank rather than the large national or regional banks.

With the improved earnings, the Board of Directors voted recently to increase the quarterly dividend by 6.7% on an annual basis. With this increase, at the current stock price of $14.60, the annual yield will be 4.40%, which should be attractive to investors with the present low interest rate environment. Stockholder Equity increased from $42.229 million to $46.180 million and Book Value increased to $18.53.

Nonperforming Loans as a percentage of Assets decreased from 2.94% to 2.61%. On the other hand, Charge Offs increased from .53% of Loans to .63%. This ratio is still below our peers but remains higher than where we want it to be. Hopefully, with an improving economy, Charge Offs will decrease in the future. We continued to increase our Allowance for Loan and Lease Loss provision which was 1.54% of Loans as of year end. Management feels this is sufficient to cover potential loan losses in the future.

All Capital Ratios improved throughout the year and are well above the ratios to be considered well capitalized. I refer you to the enclosed 10K for more detailed information regarding our performance for the year and encourage you to contact us if you have any questions.

As you will see later in this report, our theme for this year was our community involvement. I am often asked the definition of a "Community Bank". Usually the person asking is looking for a financial definition such as any Bank with assets less than $10 Billion. This is the threshold that Congress has used to institute new regulations; however, I think the true definition is how involved the Bank is in their local communities. As you will see later, with over 7,300 hours of community service completed by your staff and directors last year, there is no question that your corporation is a true Community Bank. We are involved not because it is required by our job description, but because we ourselves are committed to serving the communities we live in. When you see members of our staff, take a moment to thank them for all they do to promote our corporation. Without their dedication to our customers and our community we would not have the strong organization that we enjoy.

I hope everyone can attend the shareholders meeting in May where we can fellowship and answer any questions you may have.

Dean W. Withers

Dean W. Withers
President/CEO

Three Year Summary of Selected Financial Charts

Net Income
(As a % of total assets)



0.90%
0.80%
0.70%
0.60%
0.50%
0.40%
0.30%
0.20%
0.10%
0.00%
-0.10%
-0.20%

	2009	2010	2011
F&M	0.38%	0.69%	0.85%
Peer	-0.13%	0.28%	0.53%

Net Interest Income
(As a % of total assets)



3.65%
3.60%
3.55%
3.50%
3.45%
3.40%
3.35%
3.30%
3.25%
3.20%
3.15%

	2009	2010	2011
F&M	3.46%	3.53%	3.62%
Peer	3.33%	3.44%	3.50%

Overhead Expense
(As a % of total assets)



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%

	2009	2010	2011
F&M	2.41%	2.36%	2.32%
Peer	3.17%	3.09%	3.09%

Net Loan Losses
(As a % of average loans held for investment)



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%

	2009	2010	2011
F&M	0.59%	0.53%	0.58%
Peer	1.18%	1.09%	0.87%

Allowance For Loan Losses
(As a % of total loans)



2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%

	2009	2010	2011
F&M	0.88%	1.30%	1.54%
Peer	1.86%	1.97%	1.93%

Non-Performing Assets
(As a % of total assets)



3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%

	2009	2010	2011
F&M	1.52%	3.22%	3.15%
Peer	3.17%	3.38%	2.92%

F&M Par

- Cash donations to 88 local organizations (over $56,000).
- Sponsorships and program ads for 76 local organizations and schools (over $37,000).
- Door prizes provided to 25 local organizations.
- Free community shredding provided at 8 times and locations.
- Financial education provided by F&M staff to 68 classes and over 1400 students in local schools.
- Bid on and purchased 8 head livestock at 4-H & FFA auctions.
- Our employees gave 7,380 hours of volunteer service in the community.
- 147 local home purchases were financed for a total of $25.9 million through our affiliate company, VBS Mortgage.
- The bank stimulated the local economy with 1,280 loans for a total of $101,794,464.


United Way


LIVE UNITED
FARMERS & MERCHANTS BANK
Merchants Bank
Mobile Shredding Unit
BOOK OF WHY
No Sales Tax
Since 1908....
Farmers

artners With Our Community


Farmers & Merchants Bank
Since 1908
Hometown Banking
While other banks have come and gone, we're still here as a solid financial partner in this community.
Your Local Independent Bank
We offer...
FREE Personal Checking
FREE Internet Banking
FREE Small Business Checking
Convenient ATM's
Lenders In Every Branch
Local Management
Local Decision-Making
Local Bookkeeping
$50 Visa Gift Card
IDENTITY THEFT
9 Area Branches
VBS
REVERSE
ENGINE
109
LIVE UNITED
FREE PLATINUM REWARDS CHECKING

Retired in 2011 - Thanks For All Your Service!



Darlene K. Sites, a Broadway resident, joined F&M in 1979 and worked in the Timberville office as a note teller and CSR. She earned the title of Assistant Vice President and also served as Assistant Branch Manager.



Eleanor C. Nicholson joined F&M in 1988 and worked in various positions at the Broadway and Timberville branches during her career, including teller, CSR and secretary.



Alice S. Yates lives in Elkton and worked as a teller in the Elkton and Crossroads branches since starting at our bank in 2001.

Employee Service Anniversaries



Sylvia Bowman
Vice President
Administration - Timberville
45 Years



Mary Sue Prophet
Vice President
Assistant Operations Supervisor - Timberville
40 Years



Debbie Andes
Vice President
Internal Auditor - Timberville
25 Years



Jean Coffman
Teller - Timberville
25 Years



Sharon Lantz
Customer Service - Broadway
20 Years



Thomas L. Cline
Chairman of the Board
20 Years



Ronald E. Wampler
Director
20 Years

Directors and Officers

DIRECTORS

THOMAS L. CLINE
Chairman of the Board, Farmers & Merchants Bank and F & M Bank Corp.
Chairman of the Board, Truck & Equipment Corp.
Chairman of the Board, Mac Lease, Inc.

JOHN N. CRIST
Partner, Hoover Penrod, PLC-Attorneys

ELLEN R. FITZWATER
Partner, Financial Manager, F & R Leasing, LLC

DANIEL J. HARSHMAN
Manager, Town of Edinburg

RICHARD S. MYERS
President, Dick Myers Chrysler-Dodge-Jeep, Inc.

MICHAEL W. PUGH
President, Old Dominion Realty, Inc.
Vice President, Colonial Appraisal Service, Inc.

CHRISTOPHER S. RUNION
Owner & President, Eddie Edwards Signs, Inc.

RONALD E. WAMPLER
Partner, Dove Ohio Farms, LLC. and WWTD Ohio Farms, LLC

DEAN W. WITHERS
President, Farmers & Merchants Bank and F & M Bank Corp.

OFFICERS

Dean W. Withers, President & CEO

Larry A. Caplinger, EVP/Chief Lending Officer & Secretary of Board

Neil W. Hayslett, EVP & CFO

Ellen C. Branner, SVP/Human Resources

Ralph C. Foltz, Jr., SVP/Operations

Jeffrey L. Lam, SVP/Retail Loan Administrator

Stephanie E. Shillingburg, SVP/Branch Administration and Retail Services

Edward A. Strunk, SVP/Commercial Loan Administrator

VICE PRESIDENTS

Deborah A. Andes
Curtis M. Arey
Anita C. Beckman
Sylvia T. Bowman
Carrie A. Comer
Carolyn J. Dove
Sally H. Erickson
Joshua P. Hale
Charles P. Harder
Henry E. Hawkins
Teresa D. Helmick
Susan K. Olson
Mary S. Prophet
Kitty H. Purcell
Robert R. Reedy, Jr.
Karen B. Rose
Kevin A. Russell & President VBS Mortgage
Cynthia A. Sherman
Gregory B. Spitler
Deborah D. Vance

ASSISTANT VICE PRESIDENTS

Thomas L. Campbell
Aaron S. Green
Kathy L. Grubbs
Chris A. Gunter
Mary Ellen Harrison
Anthony W. Keyser
Cathy M. Lindamood
Jonah J. Pence
Melody D. Ritchie
Krista L. Suter
Robert E. Wimer II

Barbara W. Bartley, Branch Officer
W. Brent Meadows, Branch Officer

Bank Locations

Bridgewater
100 Plaza Drive
828-6300

Broadway
126 North Timber Way
896-7071

Edinburg
120 South Main Street
984-4128

Elkton
127 West Rockingham Street
298-1251

Harrisonburg
Crossroads
80 Cross Keys Road
433-7575

Harrisonburg
Port Road
1085 Port Republic Road
433-0112

Luray
700 East Main Street
743-1130

Timberville
205 South Main Street
896-8941

Woodstock
161 South Main Street
459-3707

VBS Mortgage
2040 Deyerle Avenue, Ste 102
Harrisonburg
442-8583

www.farmersandmerchants.biz

Investor Information:

FMBM.OB

Transfer Agent for F&M Bank Corp. Stock (FMBM):
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Telephone: 1-800-368-5948
E-mail: info@rtco.com
Website: www.rtco.com